Exhibit 99.1

Franco-Nevada

STATES
ERICA
.9995
PLATINUM
1 oz.

CAN
9999
FINE GOLD

Franco-Nevada Corporation

2011 Annual Report

Franco-Nevada Corporation 2011 Annual Report

Contents 2011 Highlights 2 2011 Results 3 Letter to Shareholders 4 Global Assets Map 6 Asset Portfolio 8 Key Producing Assets 10 Key Growth Assets 13 Corporate Responsibility 14 Management’s Discussion and Analysis 15 Management’s Responsibility for Financial Information 46 Auditors’ Report 47 Consolidated Financial Statements 48 Directors 79 Corporate Information 80 Annual and Special Meeting Franco-Nevada Corporation will hold its Annual and Special Meeting at the TMX Broadcast Centre, Exchange Tower, 130 King Street West, Toronto on Tuesday, May 8, 2012 at 4:30 pm Toronto time. Our financial results and other dollar references are in U.S. dollars unless otherwise indicated. “EBITDA”, “Adjusted EBITDA” and “Adjusted Net Income” are non-IFRS measures and are defined and reconciled to IFRS in our Management’s Discussion and Analysis (“MD&A”). Our Annual Report is supported by further information and explanatory notes in our Annual Information Form (“AIF”) available at www.sedar.com, our Annual Report on Form 40-F available at www.sec.gov, and on our website www.franco-nevada.com. All of our disclosure should be read with reference to the cautionary language relating to forward-looking statements and our limited access to property information, contained in both our AIF and MD&A. All scientific and technical information in this Annual Report, including mineral reserves and mineral resources, has been taken directly from the relevant operator’s disclosure and should be read with reference to our AIF, as well as the relevant operator’s disclosure. Franco-Nevada has a 2% royalty on over 30 million ounces of mineral resources at the Detour Lake Project in Ontario. Production is expected to begin in early 2013 and the mine life is expected to exceed 20 years.

2011 ANNUAL REPORT 1 The Company trades under the symbol FNV on both the Toronto and New York Stock Exchanges. Franco-Nevada has delivered superior returns to investors through its diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world. Franco-Nevada provides yield and more upside than a gold ETF with less risk than an operating gold company. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating growing cash flow that is being used to expand its portfolio and to increase dividends. Management and the Board are significant shareholders and are dedicated to the maximization of Franco-Nevada’s share price. Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets.

FRANCO-NEVADA 2 2011 HIGHLIGHTS ‘11 Strong financial position: • $411 million of Revenue - up 81% • $136 million of Adjusted Net Income(1) - up 161% • $327 million of Adjusted EBITDA(2) - up 82% • $794 million in cash and equivalents - at year end • $2.8 billion of shareholder equity A growing precious metals business: • $1.2 billion invested in new precious metals assets • 78% growth in gold Revenue over 2010 • PGM Revenue more than quadrupled over 2010 • Precious metals were 91% of 2011 Revenue • Pipeline of advanced projects includes Tasiast, Detour and Subika Maximizing Franco-Nevada’s share price: • Fourth consecutive year of share price gains • Over $49 million of dividends paid in 2011 • Listed on the NYSE in September • Track record of successful acquisitions • Over $1 billion available for new opportunities(4) Outperforming Gold 2007 320% 280% 240% 200% 160% 120% 80% 40% 0% FNV GOLD S&P/TSX GLOBAL GOLD INDEX 2008 2009 2010 2011 2012

2011 ANNUAL REPORT 3 2011 RESULTS ‘11 2011 2010 US$ millions (except per share) Q1 Q2 Q3 Q4 Year Year Revenue $ 73.1 $ 106.3 $ 113.3 $ 118.5 $ 411.2 $ 227.2 Operating Income (Loss) 32.9 45.3 57.5 (107.7) 28.0 85.8 Net Income (Loss) 21.2 33.3 44.1 (105.4) (6.8) 62.7 Basic (loss) earnings per share $ 0.18 $ 0.27 $ 0.35 (0.80) $ (0.05) $ 0.55 Adjusted Net Income(1) 22.1 33.2 39.8 40.8 136.0 52.1 Adjusted Net Income(1) per share $ 0.19 $ 0.26 $ 0.31 $ 0.31 $ 1.08 $ 0.46 Adjusted EBITDA(2) 58.4 82.6 92.2 94.2 327.3 180.0 Adjusted EBITDA(2) per share $ 0.50 $ 0.65 $ 0.73 $ 0.72 $ 2.61 $ 1.58 Dividends Paid 49.2 33.3 Dividends Paid per share $ 0.32 $ 0.29 Cash & Cash Equivalents $ 794.1 $ 413.9 Long-term Debt nil nil Total Shareholders’ Equity $ 2,834.2 $ 1,980.6 Market Capitalization(3) $ 5,276.1 $ 3,835.5 (1) Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. (2) Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investees, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments. (3) As at December 31. (4) As at March 21, 2012 Growing Gold Revenues 120 100 80 60 40 20 0 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2008 2009 2010 2011 ($ Millions) OIL & GAS AND OTHER PGM GOLD

LETTER TO SHAREHOLDERS

“Franco-Nevada has outperformed gold over the four years since its IPO.”

Last year, we outlined our bullish case for gold and our enthusiasm for Franco-Nevada’s prospects. We were not disappointed. In 2011, the gold price rose for the 11th consecutive year finishing the year 8% higher than where it started. Franco-Nevada’s common shares provided a 15% total return in US dollar terms in the same period. Franco-Nevada has outperformed gold over the four years since its initial public offering.

Franco-Nevada’s performance in 2011 was even more impressive when compared against the S&P/TSX Global Gold Index which declined 14%. Gold operating companies are faced with operating and capital cost challenges. Franco-Nevada’s business model allows it to participate in the upside of great new gold discoveries and new projects while at the same time substantially avoiding many of these challenges. Last year, we summarized the reasons why Franco-Nevada’s business model could deliver value to shareholders in both bull and bear markets:

1.               Our first money invested is our last. We are effectively free of the need to fund mining capital expenditures making this business a truly free cash flow business.

2.               Our business is high margin so we can generate cash through the entire commodity cycle.

3.               We have a perpetual discovery option on over six million acres of land without the cost of managing exploration or development ourselves.

4.               Management has the luxury to be able to focus on growth as we do not have responsibility for day-to-day operational or development issues.

2011 was another great year for Franco-Nevada. Revenue in 2011 increased to $411 million which was an 81% increase over the prior year. Adjusted EBITDA of $327 million and Adjusted Net Income of $136 million reflected increases of 82% and 161% respectively over 2010’s numbers. Franco-Nevada benefited from both higher commodity prices and excellent performance from 42 different mining operations that generated revenue.

New additions acquired during the year were the Sudbury mines, MWS, Edikan, Canadian Malartic and Ezulwini. The increase in revenue was also aided by organic growth in our portfolio as a number of existing royalties began to contribute or expand. Among such assets were Tasiast, Musselwhite, Duketon, Ity and Macassa.

During 2011, our focus on growth was demonstrated with the addition of 12 new royalties and streams to the portfolio in transactions valued at almost $1.3 billion. For perspective, this investment in new assets in 2011 was larger than the entire value of our initial public offering in late 2007. In addition to the cash flowing assets already mentioned that came with the Gold Wheaton acquisition as well as the addition of royalties on Osisko Mining’s Canadian Malartic mine in Quebec and Perseus Mining’s Edikan mine in Ghana, we have invested in longer term assets for our future. These include Rubicon Minerals’ Phoenix project in Ontario, Teck Corporation’s Relincho project in Chile and Lumina Copper’s exciting Taca Taca project in Argentina. From its existing portfolio, Franco-Nevada can look forward to new or increasing revenue contributions from a growing list of projects. Particularly important projects in the near future include Tasiast, Detour, Subika, Hemlo, Garden Well, Falcondo and, subject to permitting, Perama Hill, Agi Dagi and Rosemont. Franco-Nevada also has an option to acquire a gold stream on Taseko Mines’ New Prosperity project in British Columbia and is supportive of its ongoing permitting efforts.

Franco-Nevada expects to continue to be active making further investments in 2012 for a number of reasons. Firstly, the commodity bull market has created more active projects with royalties than ever before. Secondly, volatility in commodity prices has made more existing royalties available. Thirdly, tightness in the equity and capital markets has reduced competition for capital raising. Finally, now that Franco-Nevada’s precious metals revenue has exceeded 90% of overall revenue, we have the flexibility to undertake more non-precious metals acquisitions which expands our universe of investment opportunities.

Relation of DJIA to Gold Price

Late in 2011, we replaced some of the capital spent on the 2011 acquisitions with a financing that raised $375 million in net proceeds. Today, Franco-Nevada has over $1 billion available for further acquisitions when we consider our available in cash, cash equivalents and marketable securities. We have already begun to deploy that capital. In the first quarter of 2012, Franco-Nevada has invested over $100 million. This includes an investment to double our interest in the Weyburn Unit which will increase our oil & gas revenues and reserve life. We also added a royalty on Lake Shore Gold’s Timmins West operations. In Australia we added to an existing royalty position at the Bronzewing mine. All three of these deals are immediately cash flow accretive to Franco-Nevada.

During 2011, we took steps to maximize value to our shareholders by listing on the NYSE. The U.S. is home to the largest pool of institutional and pension fund capital in the world and our largest shareholders are there. We are very pleased with the initial trading and increased liquidity for our shares. We believe any investor contemplating an investment in a gold ETF should consider investing in Franco-Nevada.

Franco-Nevada remains a leader in dividends. We have now increased our dividend in line with the growth of our EBITDA for each of the four years since we have become public. The dividend increase in 2011 was 60%. We are also among a very rare number of gold companies that pays on a monthly basis. Our business model is robust enough that we expect to continue to grow dividends with EBITDA and sustain such dividends even if there is a downturn in the commodity markets. We believe dividends are even more important to shareholders in down markets.

We finish our letter with even greater enthusiasm for Franco-Nevada’s prospects in 2012.

/s/ Pierre Lassonde	/s/ David Harquail
Pierre Lassonde	David Harquail
Chairman	President & CEO

March 21, 2012

Pierre Lassonde (Chairman) and David Harquail (President & CEO) celebrate Franco-Nevada’s listing on the NYSE on September 8th, 2011.

GLOBAL ASSETS

Arctic Gas
Courageous Lake
Goldfields
Edson
Prosperity
Medicine Hat
Weyburn
Midale
Phoenix
Detour Lake
Timmins West
Golden Highway
Mouska
Hemlo
Canadian Malartic
Stillwater
Musselwhite
Kirkland Lake
Sudbury
NEVADA
(inset)
NORTH AMERICA
Mesquite
Rosemont
Palmarejo
Cerro San Pedro
Falcondo
Hollister
Pinson
Dee (Storm/Arturo)
Sandman
Goldstrike
Eagle Picher
Gold Quarry
Marigold
Bald Mountain
Robinson
NEVADA
Gurupi
SOUTH AMERICA
Taca Taca
Relincho
San Jorge
Calcatreu

6 GLOBAL ASSETS NORTH AMERICA NEVADA Goldstrike Dee (Storm/Arturo) Hollister Pinson Sandman Marigold Eagle Picher Gold Quarry Bald Mountain Robinson Weyburn Musselwhite Courageous Lake Arctic Gas Goldfields Detour Lake Sudbury Mouska Kirkland Lake Hemlo Timmins West Midale Stillwater NEVADA (inset) Edson Medicine Hat Falcondo Mesquite Rosemont Prosperity Cerro San Pedro Palmarejo SOUTH AMERICA Taca Taca Relincho San Jorge Calcatreu Gurupi Golden Highway Canadian Malartic Phoenix

2011 ANNUAL REPORT 7 Perama Hill Agi Dagi Kiziltepe Subika Tasiast Kasese Ity Pandora AFRICA ASIA Ezulwini MWS AUSTRALIA Commodore White Dam King Vol Henty Peculiar Knob Wiluna Lounge Lizard Admiral Hill Red October Bullabulling South Kalgoorlie Bronzewing Mt Keith Duketon The description and depiction of our assets in this Annual Report has been simplified for presentation purposes. This Annual Report should be read with reference to the additional supporting detail and cautions regarding our use of forward-looking information outlined in our Annual Information Form (“AIF”) available on www.sedar.com and our web site www.franco-nevada.com. Forward-looking information is subject to change and risk, should not be relied on and should be considered along with the particular assumptions and risks underlying these statements as set out in detail in our AIF. As a royalty/stream holder we often have limited, if any, access to technical information and are subject to confidentiality provisions. For this Annual Report and our most recent AIF, we have generally relied on the public disclosure of the owners and operators of our royalty and stream assets to that date. More current information may be available in our subsequent disclosure and on our web site. Franco-Nevada’s royalties and streams often cover less than 100% and sometimes only a portion of the publicly reported reserves, resources and production of the property. North Lanut Mt Muro PRODUCING ADVANCED OIL & GAS Exploration Assets not shown Edikan

ASSET PORTFOLIO

Franco-Nevada Asset Tabulation at March 21, 2012

			Other	Total
	Gold	PGM	Minerals	Mineral	Oil & Gas		TOTAL
Producing	33	3	7	43	135		178
Advanced	20	0	5	25	—		25
Exploration	117	2	20	139	#	(1)	139
TOTAL	170	5	32	207	135		342

(1) 157 undeveloped Oil & Gas agreements not included in asset counts.

Abbreviated Definitions

“NSR”	Net Smelter Return Royalty
“GR”	Gross Royalty
“ORR”	Overriding Royalty
“FH”	Freehold or Lessor Royalty
“NPI”	Net Profits Interest
“WI”	Working Interest
“P”	“Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year.
“A”

“Advanced” are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration.

“E”	“Exploration” represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

NOTES

1              Does not cover all the reserves or resources reported for the property by the operator.

2              Percentage varies depending on the claim block of the property.

3              Provides for minimum or advance payments.

4              Payments pending achievement of a minimum production hurdle or time threshold.

5              Percentage varies depending on the commodity price or value of ore.

6              Capped at a cumulative production or payout level.

7              Payable after operator recovers defined exploration and development expenses.

8              These revenue numbers are before the deduction of the purchase cost per ounce.

9              Acquired with Gold Wheaton acquisition effective March 14, 2011.

10            Includes dividends in the amounts of $0.1, $0.3 and $0.8 for 2011, 2010 and 2009.

11            WI in 2011 of 1.11%. Increased to 2.26% January 1, 2012.

			Revenue ($ millions)
Asset	Operator	Interest and %	2011	2010	2009	Notes

GOLD

UNITED STATES
Goldstrike	Barrick Gold Corporation	NSR/NPI 2-4%/2.4-6%	$45.0	$49.2	$41.9	1, 2, P
Gold Quarry	Newmont Mining Corporation	NSR 7.29%	17.9	20.4	13.8	1, 3, P
Marigold	Goldcorp/Barrick	NSR/GR 1.75-5%/0.5-4%	10.3	9.1	7.3	1, 2, 3, 5, P
Bald Mountain	Barrick Gold Corporation	NSR/GR 0.875-5%	3.9	1.6	2.1	1, 2, 3, 5, P
Mesquite	New Gold Inc.	NSR 0.5-2%	4.8	4.2	2.8	2, P
Hollister	Great Basin Gold Limited	NSR 3-5%	5.0	1.1	1.6	1, 2, P
Other (5 mines)			0.5	1.8	3.1	10

CANADA
Detour	Detour Gold Corporation	NSR 2%	—	—	—	A
Sudbury (3 mines)	KGHM International	Stream 50%	14.3	—	—	1, 8, 9, P
Golden Highway (3 mines)	St Andrew Goldfields Ltd.	NSR 2-15%	10.8	6.3	1.1	3, 5, P
Musselwhite	Goldcorp Inc.	NPI 5%	5.1	—	—	7, P
Hemlo	Barrick Gold Corporation	NSR/NPI 3%/50%	1.4	0.1	—	1, 7, P
Timmins West	Lake Shore Gold Corp.	NSR 2.25%	—	—	—	P
Other (7 mines)			1.0	0.8	1.0

AUSTRALIA
Duketon	Regis Resources Ltd.	NSR 2%	3.1	0.6	—	1, P
Henty	Unity Mining Limited	GR 1%/10%	4.5	2.4	1.1	2, P
South Kalgoorlie (2 mines)	Alacer Gold Corp.	NSR/GR 1-1.75%	0.9	1.0	0.5	1, 2, P
Bronzewing	Navigator Resources Limited	NSR 2%	0.9	0.6	—	P
Other (6 mines)			0.1	0.3	—

INTERNATIONAL
Tasiast	Kinross Gold Corporation	NSR 2%	2.8	—	—	P
Palmarejo	Coeur d’Alene Mines Corporation	Stream 50%	101.9	66.1	31.1	3, 8, P
MWS	First Uranium Corporation	Stream 25%	32.3	—	—	8, 9, P
Ezulwini	First Uranium Corporation	Stream 7%	27.3	—	—	3, 8, 9, P
Subika	Newmont Mining Corporation	NSR 2%	—	—	—	1, 4, A
Cerro San Pedro	New Gold Inc.	GR 1.95%	5.9	3.8	2.2	1, P
Edikan	Perseus Mining Limited	NSR 1.5%	1.5	—	—	P
North Lanut	PT Bara Kutai Energi	NSR 4%	2.8	2.3	1.8	6, P
Other (8 mines)			2.8	0.9	2.2
117 Exploration Assets						E
			$306.8	$172.6	$113.6
PLATINUM GROUP METALS
Stillwater	Stillwater Mining Company	NSR 5%	$23.1	$13.1	$10.1	1, P
Sudbury (3 mines)	KGHM International	Stream 50%	40.4	—	—	1, 8, 9, P
Pandora	Angloplat/Lonmin plc	NPI 5%	0.4	1.0	1.7	3, P
2 Exploration Assets						E
			$63.9	$14.1	$11.8
OTHER MINERALS
Mt Keith (Ni)	BHP Billiton Limited	NPI/GR 0.25%/0.375%	$3.8	$3.1	$0.7	P
Other (11 mines)			1.8	1.6	2.0
20 Exploration Assets						E
			$5.6	$4.7	$2.7
OIL & GAS
CANADA
Weyburn Unit	Cenovus Energy Inc.	ORR 0.44%, WI 2.26%	$12.3	$10.4	$8.3	11, P
Midale Unit	Apache Canada Ltd.	ORR 1.18%, WI 1.59%	4.1	3.6	3.5	P
Edson	Canadian Natural Resources	ORR 15%	7.7	12.1	8.2	P
Other	Various		10.8	9.7	7.7	P
Arctic Gas		WI 3-15%	—	—	—	E
156 agreements		ORR/FH 0.5%-100%	—	—	—	E
			$34.9	$35.8	$27.7
REVENUE			$411.2	$227.2	$155.8

KEY PRODUCING ASSETS

Franco-Nevada’s royalty business started in the U.S. and it remains a core part of our portfolio. The Company has revenue royalties on major Nevada gold operations including Goldstrike, Gold Quarry, Marigold and Bald Mountain which are managed by Barrick Gold, Newmont Mining or Goldcorp as well as several smaller operations including Hollister and Robinson in Nevada and the Mesquite mine in California. Franco-Nevada also has important net profit royalties at the Goldstrike operation and guaranteed minimum royalty payments from the Gold Quarry operation. These features add additional leverage and security to our royalty revenue. In 2011, our U.S. gold royalties generated revenue of $87.4 million to Franco-Nevada. Future potential new U.S. royalty revenues are expected from royalties held at Sandman, Dee and Pinson.

Franco-Nevada has interests in many of the historic Canadian mining camps such as Timmins, Kirkland Lake and Sudbury which are enjoying a renaissance with higher commodity prices. In 2011, the major gold revenue contributors from Canada were streams from three separate mines operated by Quadra FNX (now KGHM) in Sudbury and royalties from three separate mines along the Golden Highway east of Timmins operated by St Andrew Goldfields. New revenue generators that started in 2011 included profit royalties at Musselwhite and Macassa as the operators have now recovered their costs. We expect our Hemlo net profit royalty to reach the same milestone in 2012. In 2011, our Canadian gold assets generated revenue of $32.6 million to Franco-Nevada.

Future growth from Canada will come in large part from the major Detour project (profiled in the next section) and newly acquired royalties including:

•                  a 1.5% royalty covering part of Osisko’s Canadian Malartic project in Quebec now being commissioned into full production

•                  a net 1.5% royalty on Rubicon Mineral’s Phoenix project in Ontario which is aiming to be in production by the end of 2013

•                  a 2.25% royalty on Lake Shore Gold’s Timmins West project in Ontario that is currently producing from one ore body and is developing an adjacent ore body to expand production. This royalty was acquired in early 2012

Franco-Nevada also has an option to acquire a 22% gold stream on the New Prosperity project of Taseko Mines in British Columbia subject to permitting. A revised permit application is in process with an outcome expected later in 2012.

Franco-Nevada has royalties on large tenements in Australia that are benefiting from higher commodity prices. In 2011, the Henty royalty in Tasmania was particularly strong as a result of mining on lands with a higher royalty rate. Also in 2011, Regis Resources delivered its first full calendar year from Moolart Well, its first project on the large Duketon tenements. While Australian gold assets generated only $9.5 million of revenue in 2011, the outlook is very promising. Regis is now developing a second larger project at Duketon called Garden Well which is expected to be in production later in 2012. Regis recently announced additional reserves and resources from neighbouring deposits on royalty grounds which are likely to be developed using the same infrastructure. Another promising project is Alacer’s HBJ Superpit project which is mostly on Franco-Nevada’s South Kalgoorlie tenements.

Franco-Nevada’s international gold assets have been the fastest growing part of the portfolio. The Palmarejo gold stream was acquired only in 2009 and is now the largest single asset contributor generating in 2011, revenue of $101.9 million which is before the deduction of the cost of the stream payments. There is also promising exploration potential at Palmarejo and the stream has the added security of guaranteed minimum payments each year.

Collectively, the balance of the international gold assets generated revenue of $177.3 million in 2011. The largest contributors were two South African gold streams. The MWS project is a new project that has successfully ramped up to recover gold on surface in old mine tailings. The Ezulwini project is the recommissioning of an old underground operation that has proven difficult and that project is being scaled down in 2012. Revenue from Ezulwini was supported in 2011 by minimum payment requirements that do not continue in 2012.

Revenue from international gold assets is expected to continue to grow and the largest developments, Tasiast and Subika, are profiled in the next section. Franco-Nevada has also been successful in adding new international gold royalties. A 1.5% royalty acquired on Perseus’ Edikan project in Ghana is currently being commissioned into full production and is reporting additional exploration success. A gold royalty on Coro Mining’s San Jorge project in Argentina is expected to start generating advanced minimum royalty payments in 2012. Alamos Gold’s Agi Dagi project inTurkey has made a new discovery called Camyurt that has the potential to substantially expand that project. Finally, Franco-Nevada has a 2% royalty on the Perama Hill project in Greece on which Eldorado Gold has recently reported permitting progress.

Franco-Nevada has royalties on platinum group metal (“PGM”) mines including two of Stillwater Mining’s mines in Montana and on the Lonmin/Angloplats’ Pandora mine in South Africa. In March 2011, Franco-Nevada acquired the PGM streams on three mines in Sudbury, Ontario that were operated by Quadra FNX Mining (now KGHM). Collectively, these six mines generated in 2011 revenue of $63.9 million before the deduction of the cost of the stream payments. The Stillwater and Pandora mines have expected mine lives in excess of 20 years. Franco-Nevada’s PGM stream and royalty interests represent a uniquely low risk and high margin exposure to the PGM business.

Franco-Nevada’s other minerals royalties include revenues from nickel, copper, iron ore, coal and industrial minerals. In 2011, revenue from these assets was $5.6 million. The restart of the Falcondo nickel operation in the Dominican Republic and the development of the Peculiar Knob iron ore project in Australia have the potential of growing this segment of the portfolio. In addition, Franco-Nevada has a 1.5% royalty on all metals at the Rosemont copper, molybdenum and silver project in Arizona operated by Augusta Resources which is currently seeking its development permits. In December 2011, Franco-Nevada made a long-term investment for the future of this segment of its business by acquiring a package of new copper royalties on:

•                  Teck’s Relincho project in Chile now at the feasibility stage

•                  Lumina Copper’s TacaTaca project in Argentina

•                  Los Andes Copper’s Vizcachitas project in Chile

Franco-Nevada has both overriding royalties and working interests in approximately 135 conventional producing assets in Western Canada not including undeveloped assets. In 2011, oil & gas assets generated $34.9 million in revenue to Franco-Nevada. Revenues were weighted 83%:17% between oil and gas. Early in 2012, Franco-Nevada invested C$55 million to effectively double its already existing interest in the Weyburn oil unit in Saskatchewan. This is expected to increase Franco-Nevada’s overall attributable production and reserves as well as extend the reserve life index of these assets.

KEY GROWTH ASSETS

Franco-Nevada has a 2% royalty on Kinross’ Tasiast project in Mauritania and began receiving royalty payments in mid-2011. During 2011, Kinross estimated Tasiast mineral reserves of 7.5 million ounces within total measured and indicated mineral resources of 18.6 million ounces. For 2012, Kinross expects the mine to produce more than the approximately 200,000 ounces produced in 2011. Franco-Nevada will also benefit from a full year of royalty payments. More important is the likely size of the expansion project currently being studied by Kinross with completion of an optimization review expected later in 2012. Kinross and analysts have projected scenarios with annual production rates between 1.0 to 1.5 million ounces per year by 2015-2016. At current gold prices, Franco-Nevada’s Tasiast royalty has the potential to generate between $30 to $50 million per annum.

Franco-Nevada has a 2% royalty on Detour Gold’s project in Ontario which is in full construction and is expected to start production in early 2013. Detour Gold estimates that the project contains mineral reserves of 15.6 million ounces within total mineral resources of 29.1 million ounces, not including an additional 2.7 million of previously estimated mineral resources on the neighbouring Block A property. This was acquired by Detour Gold in October 2011. Detour Gold is expecting initial production to average 660,000 ounces per year with a mine life of 22 years and it is studying a potential increase to production capacity. The Detour royalty has the potential to generate over $20 million per annum to Franco-Nevada over a very long period of time at current gold prices before any contemplated expansion.

Franco-Nevada has a 2% royalty on production beyond 1.2 million ounces of gold from a 78 square kilometer area at the southern end of Newmont’s Ahafo project in Ghana. Newmont is currently mining several open pits both on and off the royalty property and has produced 1.04 million ounces of gold from the royalty ground to the end of 2011. Newmont has profiled the potential for substantial production at Subika through the combination of an expanded pit and an underground mine. Substantial underground development was completed in 2011 and we believe the royalty is likely to become payable by early 2013.

CORPORATE RESPONSIBILITY

Franco-Nevada is committed to operating as a good corporate citizen in all facets relating to the health and safety of its employees, the communities in which it has interests and the environment. Our policies for Environmental and Corporate Social Responsibility and Health & Safety can be found on our web site at www.franco-nevada.com.

Franco-Nevada currently does not operate any of the mineral or oil & gas assets in which it has royalty or stream interests. However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion. We actively support the industry in these efforts and initiatives. Franco-Nevada is an active member on the World Gold Council (“WGC”) Board where it represents the associate members of the WGC. WGC members are committed to the principles of the International Council on Mining & Metals (“ICMM”). These principles seek continual improvement in sustainable development performance. Where possible and relevant, Franco-Nevada follows the same principles in the way it conducts its own business. Franco-Nevada is also an active member in the Northwest Mining Association (“NWMA”). The NWMA is an important mineral trade association in North America promoting economic opportunity and environmentally responsible mining.

“Before any investment, Franco-Nevada considers legal, regulatory, environmental, health and safety and human rights aspects”

The majority of Franco-Nevada’s gold mineral revenues are from properties operated by members of the WGC or ICMM. Before any investment, Franco-Nevada considers legal, regulatory, environmental, health and safety and human rights aspects. The Palmarejo operation, at which Franco-Nevada has an important interest, has been awarded for three years in a row the prestigious Empresa Socialmente Responsable (“CEMEFI”) award. The MWS operation in South Africa is reclaiming previously impacted lands.

In 2011, our oil & gas revenues were from conventional producing royalty and working interests in Western Canada operated by established senior producers with proven track records. Franco-Nevada does not have any producing interests in oil sands. At both our important Weyburn and Midale units in Saskatchewan, there are active enhanced oil recovery programs underway that are world leading projects in carbon sequestration that serve to reduce greenhouse gases. In early 2012, Franco-Nevada increased its interest in the Weyburn unit.

Franco-Nevada may from time to time engage in exploration efforts either as part of advancing a property or to conduct due diligence in advance of undertaking an investment. When doing so, we undertake to be guided by the Principles and Guidance for a Framework of Responsible Exploration as set forth by the e3Plus program of the Prospectors & Developers Association of Canada.

Franco-Nevada’s directors and management support philanthropic and charitable efforts using their own personal resources. Our philosophy is that charity is a decision best made by shareholders with their own money rather than the Company’s. In certain circumstances, we will partner with our operators to support projects in the communities associated with our producing assets. We are working hard to increase dividends and the value of Franco-Nevada’s shares so that shareholders can make their own charitable decisions.

Franco-Nevada acknowledges the following photo credits:
Detour Gold Corporation	Quadra FNX Mining Ltd.
Goldcorp Inc.	Regis Resources Ltd.
Kinross Gold Corporation	Rubicon Minerals Corporation
Lumina Copper Corp.	World Gold Council
Newmont Mining Corporation	Xstrata PLC

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 21, 2012 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2011 and 2010. The audited consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been restated and presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of the Company’s producing and advanced royalty and stream assets. For additional information, the Company’s website can be found at www.franco-nevada.com.

Our Business

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGMs”), oil & gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality properties located in North America operated by experienced operators. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future revenues and cash flow.

Our portfolio generates strong operating cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing interests. Management has been successful in both managing its portfolio and acquiring new royalties and streams. We intend to utilize our cash flow to continue to grow our portfolio and to pay dividends to shareholders. We believe that a diverse portfolio of interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Perth and Barbados, all of which are used to manage our resource portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 3.4% of the common shares, or 4.6% on a fully diluted basis, as at March 21, 2012. We currently operate with a small organization of up to approximately twenty-five employees and consultants. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty, stream and working interest portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors has significant experience in mining, oil & gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused royalty and stream company. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resource sectors. Maintaining and managing a diversified, high margin portfolio with low overheads provides the strong operating cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity exposures.

2011 Overview

2011 was a volatile year for equity markets with the global economic situation impacting the Company in a number of ways. This economic environment has been supportive for the gold price and helped propel gold to a record high of $1,895 per ounce in September 2011 before sharp corrections saw the price close the year at $1,531 per ounce (based on London pm fix prices). Gold has maintained its status as a “safe haven asset” and is a legitimate component of asset portfolios around the world. The long-term fundamentals for gold remain strong and are supported by a number of factors including ongoing risks to the European financial system, central banks buying for reserve diversification purposes and strong investment and retail demand from consumers. Gold market prices have been a key driver of higher revenues, Adjusted EBITDA and Adjusted Net Income for the Company in 2011.

Acquisitions also contributed to the Company’s growth and performance in 2011, with the most significant acquisition being Gold Wheaton Gold Corp. (“Gold Wheaton”) (see “Business Developments” below) which contributed $114.2 million to the Company’s annual revenues and helped the Company achieve record revenues of $411.2 million in 2011.

The Company ended the year with a robust balance sheet, completing a bought deal equity offering which raised net proceeds of $367.4 million in new equity and added to the Company’s cash position. At December 31, 2011, the Company had $794.1 million in cash and cash equivalents, $60.8 million in liquid investments and an undrawn $175.0 million credit facility from which to fund future acquisitions.

Commodity prices

The market prices of gold and PGMs are the primary drivers of the Company’s profitability and ability to generate cash flow for our shareholders with approximately 90% of our revenues being generated by precious metals for the year ended December 31, 2011. Commodity prices have remained strong for the three months and year ended December 31, 2011 although with significant volatility, when compared to the three months and year ended December 31, 2010. In fact, for the year ended December 31, 2011, the gold price averaged $1,569 per ounce, a 28% increase over the average gold price for the year ended December 31, 2010 of $1,225 per ounce. Concerns about the global economy, monetary policies, sovereign debt issues, specifically in Europe, and geopolitical issues have positively impacted commodity prices, gold in particular. Gold has continued to attract investors as it is viewed as a safe haven investment and a hedge against inflation.

Platinum and palladium averaged $1,720 and $733 per ounce, respectively, for the year ended December 31, 2011 which represented an increase of 7% and 39%, respectively, over the average prices for 2010. Oil prices averaged $95 per barrel for the year ended December 31, 2011, compared to $78 per barrel in 2010, an increase of 22%.

The average gold price for the fourth quarter of 2011 was $1,686 per ounce compared with $1,367 per ounce for the fourth quarter of 2010, an increase of 23%. Platinum and palladium had average prices of $1,533 per ounce and $629 per ounce, respectively, for the three months ended December 31, 2011 compared with $1,696 per ounce for platinum and $676 per ounce for palladium in the fourth quarter of 2010.

Average Commodity Prices and Foreign Exchange Rates

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the US dollar. The largest exposure the Company has is with respect to the Canadian/US dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in US dollars. The US dollar strengthened against the Canadian dollar during the fourth quarter of 2011 compared to the third quarter of 2011 but weakened overall in 2011 when compared to 2010, mainly attributable to concerns over the debt crisis in Europe. In the quarter, the Australian dollar traded in a range of $0.9341 to $1.0580 against the US dollar.

The effect of this volatility in the currencies against the US dollar impacts the Company’s corporate administration, business development expenses and depletion on oil & gas interests incurred in its Canadian and US entities due to their respective functional currencies.

Average Foreign Exchange Rates (C$/US$)

	2011	2010
Three months ended December 31	0.9775	0.9874
Year ended December 31	1.0115	0.9712

Operating results

Results for the year ended December 31, 2011 include the financial results of Gold Wheaton for the period March 14, 2011 to December 31, 2011. The Company acquired Gold Wheaton on March 14, 2011 for a total purchase price of $1.1 billion. The acquisition added five new streams to the Company’s portfolio increasing its exposure to gold and PGMs.

The Company’s royalty and stream portfolio continues to perform strongly due to a combination of higher commodity prices, organic growth within the portfolio and new acquisitions.

Outlook for 2012

The following contains forward-looking statements about our outlook for 2012. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Revenue was $411.2 million for 2011 compared with $227.2 million for 2010. Revenue was positively impacted by the Gold Wheaton acquisition (as described in Business Developments (k) below), the strengthening commodity market prices and organic growth within the portfolio as certain royalties either commenced production or surpassed thresholds and triggered the start of royalty payments to the Company.

For 2012, the Company estimates revenue to be between $430 million and $460 million using commodity price assumptions of $1,700 gold, $1,700 platinum, $750 palladium and $95 oil.

The following are some expectations and trends related to some of our key assets for 2012:

•                  Palmarejo is expected to continue to be a significant component of revenue for the Company in 2012. Coeur d’Alene Corporation, the operator of Palmarejo, has announced estimated production of between 98,000 to 108,000 ounces of gold at Palmarejo for 2012. The Company has a 50% gold stream at Palmarejo which includes an annual minimum production provision of 50,000 ounces.

•                  The Sudbury stream assets are operated by KGHM following its acquisition of Quadra FNX Mining Ltd. The operator has announced plans to put Podolsky on care and maintenance once the 2000 Deposit is mined out, which is expected to be by the end of 2012, and it is expected that KGHM will continue to focus on mining nickel ore at McCreedy in 2012 which does not generate payable PGMs attributable to Franco-Nevada. The Company expects to earn revenue in 2012 comparable to 2011 levels from the three streams.

•                  Goldstrike revenue is expected to be higher in 2012 than 2011 as the operator, Barrick Gold Corporation, has announced that it expects increased production from Goldstrike in 2012 as the mine completed a stripping phase towards the end of 2011.

•                  The Company expects increased revenues from Mine Waste Solutions (“MWS”) in 2012 compared to 2011. MWS experienced certain mining interruptions in 2011. First Uranium Corporation (“FIU”) has announced that the acquisition of MWS by AngloGold Ashanti Limited is expected to close in mid 2012.

•                  Franco-Nevada’s oil assets are expected to deliver increased revenues in 2012 due to the acquisition of an additional Weyburn Unit working interest at the beginning of 2012. The effective date of the transaction was January 1, 2012 and more than doubles the Company’s working interest in the Weyburn Unit to 2.26%.

•                  Stillwater revenues are expected to be in line with 2011 with Stillwater Mining Company (“Stillwater”) announcing 2012 production guidance to be consistent with 2011 levels.

•                  The Company expects to be paid 11,250 ounces of gold in 2012 from its Gold Quarry royalty based on the minimum royalty provision.

•                  The Tasiast royalty, operated by Kinross Gold Corporation (“Kinross”), began royalty payments in the third quarter of 2011. Kinross has completed the first expansion phase at Tasiast and the Company expects to earn higher revenues from Tasiast as it will be paid for a full year of production in 2012 which is expected to be approximately 200,000 ounces. The royalty is a 2% NSR which covers all of the tenements encompassing the operation.

•                  The Company will also benefit from new sources of revenue from recent acquisitions, such as Timmins West, Edikan and Canadian Malartic (see Business Developments section below); and organic growth from existing assets as projects move into production, such as Garden Well, or thresholds are surpassed, such as the Musselwhite, Macassa and Hemlo net profit interests (“NPIs”).

The Company’s 2012 revenue guidance is based on gross revenue and is before the payment of $400 per gold equivalent ounce paid by the Company for each ounce under any of its stream agreements. Included in the 2012 revenue guidance are stream ounces for the Palmarejo and Gold Wheaton assets which are estimated collectively to be 110,000 to 130,000 gold equivalent ounces. Revenue guidance is prepared based on the assumption of the continued steady state of operations from its other assets, not identified above. The Company continues to expect approximately 90% of 2012 revenue will be generated from precious metal assets.

Business Developments

a)              Timmins West Royalty and Equity Investment

On March 8, 2012, the Company acquired a 2.25% net smelter return (“NSR”) royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

b)              Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest, increasing its total working interest in the Weyburn Unit to approximately 2.26%, for C$55.0 million.

c)              Lumina Royalty Corp.

On December 1, 2011, Franco-Nevada acquired Lumina Royalty Corp. (“Lumina”) by way of a court approved plan of arrangement pursuant to which Franco-Nevada acquired all of the outstanding common shares of Lumina. The purchase price was $64.4 million payable in Franco-Nevada common shares and 2017 Warrants. Under the agreement, Lumina shareholders received 0.03487 Franco-Nevada common shares and 0.01917 2017 Warrants for each Lumina common share held. Franco-Nevada issued 1,383,850 common shares and 760,769 2017 Warrants to Lumina shareholders upon closing of the transaction.

Lumina holds the following royalty interests:

•                  a 1.5% NSR royalty on Teck Resources Ltd.’s Relincho copper/molybdenum project located in Region III, Chile;

•                  a 1.08% NSR royalty on Lumina Copper Corp.’s Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina;

•                  a fixed rate copper royalty and a 1.5% NSR royalty on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina; and

•                  a 2% NSR royalty on open pit mining and a 1% NSR royalty on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile.

d)              Equity Offering

On November 30, 2011, the Company completed a bought deal with a syndicate of underwriters for 9,200,000 common shares at C$42.50 per common share which included an overallotment of 1,200,000 common shares. The net proceeds to the Company were $367.4 million after deducting underwriters’ commission and offering expenses of $16.0 million.

e)              NewYork Stock Exchange (“NYSE”) Listing

On September 8, 2011, the Company’s common shares began trading on the NYSE under the symbol “FNV”.

f)                Phoenix Gold Royalty

On August 31, 2011, the Company acquired a 2.0% NSR royalty payable on part of Rubicon Minerals Corporation’s (“Rubicon”) Phoenix gold project in Red Lake, Ontario lying primarily beneath the waters of Red Lake. Rubicon has the option to repurchase a 0.5% NSR royalty from the Company. The purchase price was approximately $23.7 million payable by the issuance of 550,000 common shares of the Company.

g)             Canadian Malartic Royalty

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Osisko Mining Corporation’s Canadian Malartic project. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company.

h)             Edikan Royalty (formerly the Central Ashanti Gold Project)

On June 30, 2011, the Company acquired an effective 1.5% NSR royalty on all production from the Ayanfuri concession in Ghana for $35 million in cash.

All of the above mentioned acquisitions are classified as asset acquisitions under IFRS.

i)                Credit Facility

On June 29, 2011, the Company terminated its credit facility and replaced it with a new $175 million credit facility expiring in June 2014. The new credit facility is unsecured and provides increased flexibility for the Company, removes costly administrative requirements and is expected to result in lower ongoing costs.

j)                Dividend Policy

On March 25, 2011, the Board of Directors of the Company approved a plan to increase the monthly dividend to $0.04 per share effective July 2011. The Company’s annual dividend payments have increased from $0.22 per share in 2008 to $0.48 per share, on an annualized basis, an increase of approximately 118%. Shareholders can elect to receive their dividends in Canadian or US dollars.

k)            Quadra FNX

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

l)                Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco- Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company to form Franco-Nevada GLW Holdings Corp.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note had the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the final estimate of fair value as follows:

Purchase Price (in millions of US dollars):
Cash consideration, including Quadra FNX block and Senior Secured Notes	$677.7
Common shares issued	402.5
Warrants	28.6
Options	11.9
Original cost of common shares held in Gold Wheaton	9.6
Mark-to-market gain on common shares held in Gold Wheaton	11.0
$1,141.3
Net assets acquired:
Cash and cash equivalents	$190.9
Short-term investments	49.1
Receivables	48.4
Prepaid and other	2.7
Mineral interests	874.4
Note receivable	15.2
Investments	23.6
Accounts payable and accrued liabilities	(18.0)
Long-term liabilities	(7.9)
Deferred income taxes	(37.1)
$1,141.3

In determining fair value estimates, the Company retained SRK Consulting (US), Inc. (“SRK”) to conduct an independent valuation on Gold Wheaton’s stream interests. SRK used an income approach to valuing the stream assets which incorporated public information from the operators, consensus commodity pricing assumptions, and SRK and management’s best estimates and judgments related to resource conversion and NAV multiplier assumptions. For Gold Wheaton’s other assets and liabilities, the fair values were estimated from a combination of quoted prices, a review of carrying values and management’s best estimate.

During the year ended December 31, 2011, the Company recorded a gain on acquisition of Gold Wheaton of $5.7 million which included $13.5 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, including the shares acquired from Quadra FNX. The mark-to-market gains were offset by transaction costs of $7.8 million.

m)          Adoption of IFRS

The Company adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS, including relevant prior year comparative amounts. Under IFRS, certain deferred tax balances, which arose from previous asset acquisitions, are removed from the carrying value of the related asset. As a result, the conversion to IFRS resulted in lower depletion expense on these assets going forward on an annual basis. In addition, the Company changed its accounting policy with respect to its Palmarejo and Hislop interests which eliminated the fair value changes that were being included in revenue in the statement of income under Canadian GAAP. Palmarejo and Hislop are accounted for under the historical cost method under IFRS and are depleted on a units-of-production basis as is consistent with the Company’s other royalty and stream assets. For a discussion of our significant accounting policies, refer to note 2 of the Company’s annual consolidated financial statements for the year ended December 31, 2011.

Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income

With the transition to IFRS and the associated changes to the Company’s accounting policies, management has reviewed its previous non-GAAP financial metrics and determined that some of them no longer apply, specifically Royalty Revenue and Free Cash Flow, as the accounting for the Palmarejo and Hislop interests by the Company has changed significantly under IFRS.

EBITDA

EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•        Income tax expense;

•        Finance costs;

•        Finance income; and

•        Depletion and depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses EBITDA for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•        Income tax expense;

•        Finance costs;

•        Finance income;

•        Foreign exchange gains and losses;

•        Gains and losses on the sale of investments;

•        Income and losses from equity investees;

•        Impairment charges related to royalty, stream and working interests and investments; and

•        Depletion and depreciation.

Management believes that Adjusted EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses Adjusted EBITDA for this purpose. Adjusted EBITDA is used by investors and analysts for valuation purposes whereby Adjusted EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between Adjusted EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure, which excludes the following from net income:

•        Foreign exchange gains and losses;

•        Gains and losses on the sale of investments;

•        Impairment charges related to royalty, stream and working interests and investments;

•        Unusual non-recurring items; and

•        Impact of income taxes on these items.

Management uses Adjusted Net Income to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to Net Income in this measure include items that are both recurring and non-recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, Adjusted EBITDA and Adjusted Net Income are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently.

(See “Non-IFRS Financial Measures - Reconciliation” for additional information).

Selected Financial Information

Selected annual financial information derived from the Company’s financial statements is set out below:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2011	2010	2009
			(Prepared in
			accordance
			with
(Expressed in millions of US dollars, except per share amount)	(Prepared in accordance with IFRS)		Canadian GAAP)
Statement of Operations and Other Comprehensive Income (Loss)
Revenue	$411.2	$227.2	$199.7
Depletion and depreciation	130.6	88.6	88.9
Operating income	28.0	85.8	87.1
Net income (loss)	(6.8)	62.7	80.9
Basic earnings (loss) per share	$(0.05)	$0.55	$0.76
Diluted earnings (loss) per share	$(0.05)	$0.55	$0.75
Dividends declared per share	$0.44	$0.37	$0.25
Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$271.1	$145.3	$128.6

	December 31,	December 31,	January 1,
	2011	2010	2010
	Prepared in accordance with IFRS
Balance Sheet
Cash and cash equivalents	$794.1	$413.9	$122.6
Short-term investments	16.7	133.8	377.5
Total assets	2,901.0	2,007.0	1,840.9
Deferred income tax liabilities	23.5	—	—
Total shareholders’ equity	2,834.2	1,980.6	1,831.4

Working capital	851.1	572.7	518.6
Debt	Nil	Nil	Nil

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in millions	Prepared in accordance with IFRS
of US dollars, except	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts)	2011	2011	2011	2011	2010	2010	2010	2010
Revenue	$118.5	$113.3	$106.3	$73.1	$74.9	$55.0	$50.3	$47.0
Cost and expenses	226.2	55.8	61.1	40.2	46.2	31.7	34.0	29.5
Operating income (loss)	(107.7)	57.5	45.3	32.9	28.8	23.3	16.3	17.4
Other income (expenses)	6.8	6.1	0.8	(2.6)	(3.4)	(6.4)	18.3	8.0
Income tax expense	4.5	19.5	12.8	9.1	8.1	8.7	12.2	10.4
Net Income (Loss)	(105.4)	44.1	33.3	21.2	17.2	8.1	22.3	15.0

Basic earnings (loss) per share	$(0.80)	$0.35	$0.27	$0.18	$0.15	$0.07	$0.20	$0.13
Diluted earnings (loss) per share	$(0.80)	$0.34	$0.26	$0.18	$0.15	$0.07	$0.19	$0.13

Adjusted EBITDA(1)	$94.2	$92.2	$82.6	$58.4	$61.1	$43.0	$39.0	$36.7
Adjusted EBITDA(1) per share	0.72	0.73	0.65	0.50	0.53	0.38	0.34	0.32
Adjusted Net Income(2)	40.8	39.8	33.2	22.1	23.4	13.8	6.7	8.3
Adjusted Net Income(2) per share	$0.31	$0.31	$0.26	$0.19	$0.20	$0.12	$0.06	$0.07

(1)          Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

(2)          Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

Financial Performance

Net Income (Loss)

Q4 2011 to Q4 2010

Net loss for the three months ended December 31, 2011 was $105.4 million, or $0.80 per share, compared with net income of $17.2 million, or $0.15 per share, for the three months ended December 31, 2010.

Net Income (Loss) Reconciliation - Q4 2010 to Q4 2011

(Expressed in millions of US dollars)

2011 to 2010

Net loss for the year ended December 31, 2011 was $6.8 million, or $0.05 per share, compared with net income of $62.7 million, or $0.55 per share, for the year ended December 31, 2010. The net loss for both the quarter and year is largely attributable to impairment charges recorded in the fourth quarter of 2011 on the Company’s Ezulwini and Podolsky stream interests as well as impairment charges on certain investments held by the Company.

Net Income (Loss) Reconciliation - Year 2010 to Year 2011

(Expressed in millions of US dollars)

Revenue

Q4 2011 to Q4 2010

Revenue for the three months ended December 31, 2011 was $118.5 million compared to $74.9 million for the three months ended December 31, 2010, an increase of 58%.

Quarterly Revenue by Commodity

(In accordance with IFRS accounting policies)

With the transition to IFRS, the Company has revised its method for accounting for its stream assets. Revenue earned in the period is recorded prior to the per ounce deduction as outlined in the stream contracts. The per ounce cost for each ounce received has been included in cost of sales within costs and expenses on the statement of income (loss) and comprehensive income (loss). The impact of this accounting policy is an increase to revenues with a corresponding increase to cost of sales. In addition, as part of the adoption of IFRS, the Company adopted an accounting policy with respect to the royalty and stream interests related to minimum payment provisions contained in the underlying contracts. Under IFRS, these minimum provisions within these current contracts are recorded at historical cost and depleted on a units-of-production basis. The impact of this accounting policy choice is the elimination of fair value fluctuations from revenue.

Gold revenue for the three months ended December 31, 2011 totaled $95.0 million compared to $61.9 million for the fourth quarter of 2010. The largest contributors came from Palmarejo, MWS, Goldstrike, Ezulwini, Gold Quarry and Musselwhite, which together accounted for 71% of gold revenue for the three months ended December 31, 2011. Gold revenue from the Gold Wheaton streams totaled $22.6 million which represented 24% of gold revenue for the quarter. Revenue in the quarter from Palmarejo increased over the comparable period in 2010 due to higher production and higher average gold prices. For Gold Quarry, revenue was lower in the fourth quarter of 2011 when compared to 2010 due to a change in recognizing the minimum ounces in 2011. In 2011, the Company recognized a portion of the minimum ounces over the year whereas in prior years the Company recognized the true-up to the minimum ounces in the fourth quarter. Musselwhite began generating revenue from the NPI in the fourth quarter of 2011 and is expected to continue into future periods. Growth in revenue was also attributable to organic growth with certain development assets commencing or ramping up production, and therefore royalty payments, within the past year. These include Holt, Tasiast, Hemlo and Duketon. Growth in revenue was also attributable to acquisitions completed during the year which included Edikan and Canadian Malartic.

PGM revenue totaled $14.3 million for the three months ended December 31, 2011 compared to $4.3 million in the fourth quarter of 2010. The large increase is attributable to the addition of the Gold Wheaton streams which generated $10.1 million in revenue in the quarter.

Oil & gas revenues totaled $8.4 million (or 7% of revenue) for the three months ended December 31, 2011 and other mineral revenue totaled $0.1 million (or <1% of revenue) for the same period.

Dividend income from equity investments classified as “available-for-sale” was $0.03 million and $0.03 million for the three months ended December 31, 2011 and 2010, respectively.

Revenue Reconciliation - Q4 2010 to Q4 2011

(Expressed in millions of US dollars)

Revenue Composition

Q4 2010 & 2011

The charts below indicate the components of revenue for the three months ended December 31, 2011 and 2010, by type of interest, and highlight the sensitivity of the Company’s revenue to changes in the prices of the underlying commodities.

Revenue Components

Q4 2010 & 2011

2011 to 2010

Revenue for the year ended December 31, 2011 was $411.2 million compared to $227.2 million for the year ended December 31, 2010, an increase of 81%.

Gold revenue totaled $306.6 million for the year ended December 31, 2011 compared to $172.4 million for the year ended December 31, 2010. The largest contributors were Palmarejo, Goldstrike (NSR & NPI), MWS, Ezulwini, Gold Quarry and Marigold which accounted for 77% of the gold revenue for 2011. For the year ended December 31, 2011, the Company recognized $73.8 million in gold revenue from the five Gold Wheaton streams it acquired in March 2011, representing 24% of total gold revenue. The increase in gold revenue was attributable to: (i) Palmarejo due to higher production and average gold prices; (ii) Gold Wheaton assets acquired in March 2011; (iii) Musselwhite due to the NPI reaching payout; and (iv) the Golden Highway assets which include St. Andrew Goldfields’ Hislop, Holloway and Holt mines, all due to higher production and average gold prices.

In 2011, several assets moved into or increased production or surpassed certain thresholds that triggered the start of royalty payments. These include Musselwhite, Tasiast, Duketon and Holt. Recent acquisitions, such as Edikan and Canadian Malartic, also made contributions to 2011 revenue.

PGM revenue totaled $63.9 million for the year ended December 31, 2011 compared to $14.1 million for the year ended December 31, 2010, an increase of 353%. The large increase is not only attributable to the addition of the Gold Wheaton streams which generated $40.4 million in revenue in 2011 but also Stillwater which saw a 77% increase in revenue over 2010 due to higher production and higher average PGM prices. PGM revenue has surpassed oil & gas revenue as the Company’s second largest commodity revenue source.

Oil & gas revenues totaled $34.9 million (or 8% of total revenue) for the year ended December 31, 2011 and other mineral revenue totaled $5.6 million (or 1% of total revenue) for the same period. Oil & gas revenues have decreased compared to 2010 due to a one-time royalty audit findings adjustment of approximately $3 million, which was recorded in 2010.

Dividend income from equity investments classified as “available-for-sale” was $0.1 million and $0.2 million for the year ended December 31, 2011 and 2010, respectively.

Revenue Reconciliation - 2010 to 2011

(Expressed in millions of US dollars)

Revenue Composition

2010 & 2011

The charts below indicate the components of revenue for the years ended December 31, 2011 and 2010, by type of interest, and highlight the sensitivity of the Company’s revenue to changes in the prices of the underlying commodities.

Revenue Components

2010 & 2011

Revenue for the year ended December 31, 2011 was earned 91% from precious metals (75% - gold and 16% - PGMs), 8% from oil & gas (6% - oil and 2% - gas) and 1% from other minerals. This compares to 82% from precious metals (76% - gold and 6% - PGMs), 16% from oil & gas (14% - oil and 2% - gas) and 2% from other assets in 2010. The significant increase in precious metals is due to the acquisition of Gold Wheaton which has increased the Company’s exposure to precious metals through the five streams acquired. In addition, there were several royalties which began to generate revenue as production commenced in late 2011, as described above.

Revenue for the three and twelve months ended December 31, 2011 and 2010, respectively, was comprised of the following:

(expressed in millions of US dollars)

			Three Months	Three Months	Year	Year
			Ended	Ended	Ended	Ended
			December 31,	December 31,	December 31,	December 31,
Property	Operator	Interest	2011	2010	2011	2010
GOLD
UNITED STATES
Goldstrike	Barrick Gold Corporation	NSR/NPI 2-4%/2.4-6%	$9.0	$13.1	$45.0	$49.2
Gold Quarry	Newmont Mining Corporation	NSR 7.29%	5.8	16.4	17.9	20.4
Marigold	Goldcorp Inc./Barrick	NSR/GR 1.75-5%/0.5-4%	3.5	3.0	10.3	9.1
Bald Mountain	Barrick Gold Corporation	NSR/GR 0.875-5%	1.9	0.7	3.9	1.6
Mesquite	New Gold Inc.	NSR 0.5-2%	1.2	1.4	4.8	4.2
Hollister	Great Basin Gold Limited	NSR 3-5%	1.1	0.5	5.0	1.1
Other			0.1	0.9	0.4	1.5

CANADA
Sudbury	Quadra FNX Mining Ltd.	Stream 50%	4.0	—	14.3	—
Golden Highway	St Andrew Goldfields Ltd.	NSR 2-15%	3.8	1.8	10.8	6.3
Musselwhite	Goldcorp Inc.	NPI 5%	5.1	—	5.1	—
Hemlo	Barrick Gold Corporation	NSR/NPI 3%/50%	0.5	—	1.4	0.1
Other			1.0	0.8	1.0	0.8

AUSTRALIA
Henty	Unity Mining Limited	GR 1/10%	1.7	1.0	4.5	2.4
Duketon	Regis Resources Ltd.	NSR 2%	1.0	0.6	3.1	0.6
South Kalgoorlie	Alacer Gold Corp.	NSR/GR 1.75%	0.2	0.3	0.9	1.0
Bronzewing	Navigator Resources Limited	NSR 2%	0.2	0.3	0.9	0.6
Other			—	0.2	0.1	0.4

INTERNATIONAL
Palmarejo	Coeur d’Alene Mines Corporation	Stream 50%	29.2	18.7	101.9	66.1
MWS	First Uranium Corporation	Stream 25%	10.5	—	32.3	—
Ezulwini	First Uranium Corporation	Stream 7%	8.1	—	27.3	—
Tasiast	Kinross Gold Corporation	NSR 2%	1.3	—	2.8	—
Cerro San Pedro	New Gold Inc.	GR 1.95%	1.4	1.4	5.9	3.8
Edikan	Perseus Mining Limited	NSR 1.5-3%	1.5	—	1.5	—
North Lanut	PT Bara Kutai Energi	NSR 4%	0.8	0.7	2.8	2.3
Other			2.0	—	3.1	1.0
			95.0	61.9	306.6	172.5
PGMs
Stillwater	Stillwater Mining Company	NSR 5%	3.9	3.9	23.1	13.1
Sudbury	Quadra FNX Mining Ltd.	Stream 50%	10.1	—	40.4	—
Pandora	Angloplat/Lonmin plc	NPI 5%	0.4	0.5	0.4	1.0
			14.3	4.3	63.9	14.1
OTHER MINERALS
Mt. Keith	BHP Billiton Limited	NPI/GR 0.25%/0.375%	0.5	1.1	3.8	3.1
Commodore	Millmerran Operating Company	Other	—	—	—	(0.1)
Robinson	Quadra FNX Mining Ltd.	NSR/Other 0.225%	0.1	0.2	0.8	0.7
Lounge Lizard	Kagara Ltd.	GR 2%	0.1	0.1	0.5	0.2
Eagle Picher	EP Minerals, LLC	Other	0.1	0.1	0.4	0.4
Kasese	Blue Earth Refineries Inc.	Other	—	0.1	0.1	0.3
			0.8	1.6	5.6	4.6
OIL AND GAS
Weyburn Unit	Cenovus Energy Inc.	ORR 0.44%, WI 1.11%	3.2	2.2	12.3	10.4
Midale Unit	Apache Canada Ltd.	ORR 1.18%, WI 1.59%	1.0	0.8	4.1	3.6
Edson	Canadian Natural Resources	ORR 15%	1.7	1.8	7.7	12.1
Other	Various	Various	2.5	2.2	10.8	9.7
			8.4	7.0	34.9	35.8
			—	—	—	—
ROYALTY, STREAM AND WORKING INTEREST REVENUE			$118.5	$74.9	$411.1	$227.0
Other Revenue
Dividends and other			—	—	0.1	0.2
REVENUE			$118.5	$74.9	$411.2	$227.2

Revenue continues to be earned from royalty and stream interests in lower risk countries with 83% of revenue being generated from assets located in North America and Australia in 2011.

Revenue by Country

2011

Costs and Expenses

Q4 2011 to Q4 2010

Costs and expenses for the three months ended December 31, 2011 were $226.2 million compared to $46.2 million in the three months ended December 31, 2010. The following table provides a list of the costs and expenses incurred by the Company for the three months ended December 31, 2011 and 2010.

	Three months ended December 31,
			Variance
(In millions of US dollars)	2011	2010	$
Cost of sales	$17.4	$8.2	9.2
Depletion and depreciation	33.2	26.8	6.4
Corporate administration	5.6	4.6	1.0
Business development	1.3	1.0	0.3
Impairment of royalty and stream interests	151.2	4.1	147.1
Impairment of investments	17.5	1.5	16.0
	$226.2	$46.2	180.0

Cost of sales, which comprise the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $17.4 million for the three months ended December 31, 2011 compared with $8.2 million for the three months ended December 31, 2010. The increase of $9.2 million is attributable to (i) higher cost of stream sales of $9.5 million due to the addition of five stream contracts from the Gold Wheaton acquisition; and (ii) higher production taxes of $0.3 million on our oil & gas assets; partially offset by lower net proceeds taxes of $0.6 million in Nevada due to decreased revenues earned from the Goldstrike NPI in the fourth quarter of 2011 compared with the same period in 2010.

Depletion and depreciation totaled $33.2 million for the three months ended December 31, 2011. For the three months ended December 31, 2010, depletion and depreciation was $26.8 million. The increase in depletion of $6.4 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($12.1 million) and higher depletion on Palmarejo ($2.1 million) due to higher production levels; partially offset by lower depletion on Gold Quarry ($4.7 million) due to the change to accruing the minimum provision throughout 2011 compared with a fourth quarter true-up in 2010 and Goldstrike ($3.4 million) due to lower production.

Depletion Reconciliation - Q4 2010 to Q4 2011

(Expressed in millions of US dollars)

Corporate administration increased to $5.6 million for the fourth quarter of 2011 from $4.6 million for the same period of the prior year. The increase is due to higher salaries of $0.8 million, legal, tax and other advisory fees of $0.3 million, filing fees related to the listing of the Company’s common shares on NYSE of $0.3 million, and office costs of $0.5 million due to additional administrative costs associated with the Gold Wheaton acquisition, partially offset by lower stock-based compensation in 2011 of $0.9 million.

Business development expenses were $1.3 million and $1.0 million for the three months ended December 31, 2011 and 2010, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Impairment of royalty and stream interests were $151.2 million for the three months ended December 31, 2011. The impairment charges were the result of an impairment analysis completed at the end of 2011 due to the presence of impairment indicators on the Company’s Ezulwini and Podolsky stream assets. The Company recorded an impairment of $84.0 million on Ezulwini, $68.4 million on Podolsky and $0.7 million on certain exploration assets.

For the three months ended December 31, 2010, the Company recorded $4.1 million in impairment charges related to exploration assets which were due to the expiry and/or relinquishment of certain exploration licenses and/or ground which were covered by some of the Company’s royalties. The impairments related to exploration assets that were located in Australia, the United States and Canada and were the result of actions taken by the operators of the exploration properties.

The Company determined that indications of impairment were evident following the announcement by Quadra FNX that it would cease mining at Podolsky by the end of 2012. Quadra FNX announced it would put Podolsky on care and maintenance and would be evaluating the various mining methods for the Grey Gabbro Deposit. The Company completed an impairment assessment and determined that the fair value less costs to sell of its stream interest was lower than the carrying value, prior to taking an impairment charge. A discounted cash flow model was used in determining fair value which took into consideration the historical production profile of the Podolsky mine, current consensus prices for gold for 2012 through 2016 ranging from $1,725 per ounce to $1,300 per ounce over that period, a discount rate of 5%, taking into account industry standards for evaluating gold assets and the risk associated with Podolsky, and an estimate of the time frame within which mining would re-commence to access the Grey Gabbro ore. In addition, the Company used a net asset value (“NAV”) multiple in determining fair value less costs to sell as public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Since a market participant would generally apply a NAV multiple when estimating fair value of a gold mining asset, the Company included a NAV multiple of 1.1 in its impairment analysis.

On February 15, 2012, FIU, the operator of Ezulwini, announced plans to restructure the Ezulwini operations which included cessation of uranium production and a reduction in 50% of its workforce. The Company determined that an indication of impairment was evident and completed an impairment assessment on its Ezulwini stream interest. The assessment used a discounted cash flow model incorporating long-term consensus gold prices 2016 ranging from $1,725 per ounce to $1,300 per ounce over that period, a discount rate of 8%, which took into account industry standards for evaluating gold assets and the risk associated with the Ezulwini deposit, estimate of future production rates and grades based on the historical production profile and a NAV multiple of 1.15.

The impairment analysis resulted in an impairment charge of $84.0 million on Ezulwini and $68.4 million on Podolsky.

Key assumptions and sensitivity

The key assumptions used in determining the fair value less costs to sell for Podolsky and Ezulwini are long-term commodity prices, discount rates and NAV multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than those disclosed below, no reasonable possible change in any of the key assumptions would cause the carrying value to exceed its recoverable amount.

The table below shows the impairment amounts when certain key assumptions are increased, in isolation, by 10%.

Key assumptions	Ezulwini	Podolsky
Impairment recorded in statement of income (loss)	$84.0	$68.4
Impairment if 10% increase, in isolation, of any of key assumptions:
Long-term commodity prices	73.0	44.2
Discount rate	99.1	68.8
NAV multiple	76.3	67.4

Impairment of investments were $17.5 million in the fourth quarter of 2011 due to certain investments which have experienced a significant or prolonged decline in fair value (2010 - $1.5 million). These investments had been acquired through the acquisition of Gold Wheaton (as described in the Business Developments section above) or purchased on the open market.

2011 to 2010

Costs and expenses for the year ended December 31, 2011 were $383.2 million compared with $141.4 million for the year ended December 31, 2010. The following table provides a list of all costs and expenses incurred by the Company for the year ended December 31, 2011 and 2010.

	Three months ended December 31,
			Variance
(In millions of US dollars)	2011	2010	$
Cost of sales	$63.3	$29.5	33.8
Depletion and depreciation	130.6	88.6	42.0
Corporate administration	18.0	15.2	2.8
Business development	2.6	2.5	0.1
Impairment of royalty and stream interests	151.2	4.1	147.1
Impairment of investments	17.5	1.5	16.0
	$383.2	$141.4	241.8

Cost of sales, which comprise the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $63.3 million for the year ended December 31, 2011 compared with $29.5 million for the year ended December 31, 2010. The increase of $33.8 million is attributable to (i) higher cost of stream sales of $31.9 million with the addition of five stream contracts from the Gold Wheaton acquisition and higher production ounces from Palmarejo; (ii) higher production taxes and operating costs on our oil & gas assets of $1.1 million; and (iii) higher net proceeds taxes of $0.2 million in Nevada and $0.6 million in Montana due to increased revenues earned from the Goldstrike NSR and Stillwater in the 2011 year when compared with 2010.

Depletion and depreciation totaled $130.6 million for the year ended December 31, 2011. For the year ended December 31, 2010, depletion and depreciation was $88.6 million. The increase in depletion of $42.0 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($46.6 million), higher depletion on Palmarejo ($8.4 million) and Stillwater ($3.5 million) due to higher production levels; partially offset by lower depletion on Goldstrike ($10.5 million), oil & gas ($4.7 million), North Lanut ($1.7 million) and Gold Quarry ($1.5 million), all due to lower production and revenues earned during 2011.

Depletion Reconciliation - 2010 to 2011

(Expressed in millions of US dollars)

Corporate administration increased to $18.0 million in 2011 from $15.2 million for 2010. The increase is due to higher legal, tax and other advisory fees of $1.3 million related to the acquisition of Gold Wheaton, the NYSE listing and other corporate initiatives, office costs of $1.0 million due to additional administrative costs associated with the Gold Wheaton acquisition, salaries and benefits of $0.6 million due to an increase in the number of employees in 2011 (and a full year expense for employees that joined the Company in 2010), higher filing fees of $0.6 million related to the Company’s TSX and NYSE listings; partially offset by lower capital taxes of $0.7 million which were eliminated in July 2010.

Business development expenses were $2.6 million and $2.5 million for the year ended December 31, 2011 and 2010, respectively.

Impairments charges of $151.2 million and $17.5 million were recorded on royalty/stream assets and investments, respectively, in 2011. For 2010, the Company recorded $4.1 million and $1.5 million of impairment charges on royalty assets and investments. See explanation of impairment on royalty and stream interests and investments in Q4 2011 to Q4 2010 section above.

Non-IFRS Financial Measures - Reconciliation

EBITDA, Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends.

(See Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income above for definitions).

For the quarter ended December 31, 2011, EBITDA was a loss of $68.9 million, or $0.52 per share, compared with a gain of $51.7 million, or $0.45 per share, for the fourth quarter of the prior year. For the year ended December 31, 2011, EBITDA was $167.7 million, or $1.34 per share, compared with $189.2 million, or $1.66 per share, for the prior year.

For the three months ended December 31, 2011, Adjusted EBITDA was $94.2 million, or $0.72 per share, compared with $61.1 million, or $0.53 per share, for the three months ended December 31, 2010. For the year ended December 31, 2011, Adjusted EBITDA was $327.3 million, or $2.61 per share, compared with $180.0 million, or $1.58 per share, for the year ended December 31, 2010.

For the three months ended December 31, 2011, Adjusted Net Income was $40.8 million, or $0.31 per share, compared with $23.4 million, or $0.20 per share, for the three months ended December 31, 2010. For the year ended December 31, 2011, Adjusted Net Income was $136.0 million, or $1.08 per share, compared with $52.1 million, or $0.46 per share, for the year ended December 31, 2010.

Below are reconciliations of Net Income to EBITDA, Net Income to Adjusted EBITDA and Net Income to Adjusted Net Income and the calculations of per share amounts for the three and twelve months ended December 31, 2011 and 2010, respectively:

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in millions except per share amounts)	2011	2010	2011	2010
Net Income (Loss)	$(105.4)	$17.2	$(6.8)	$62.7
Income tax expense	4.5	8.1	45.9	39.5
Finance costs	0.2	0.6	2.3	2.3
Finance income	(1.4)	(1.0)	(4.3)	(3.9)
Depletion and depreciation	33.2	26.8	130.6	88.6
EBITDA	$(68.9)	$51.7	$167.7	$189.2
Basic Weighted Average Shares Outstanding	131.3	114.1	125.4	114.0
EBITDA per share	$(0.52)	$0.45	$1.34	$1.66
Net Income	$(105.4)	$17.2	$(6.8)	$62.7
Income tax expense	4.5	8.1	45.9	39.5
Finance costs	0.2	0.6	2.3	2.3
Finance income	(1.4)	(1.0)	(4.3)	(3.9)
Depletion and depreciation	33.2	26.8	130.6	88.6
Impairment on stream interests	151.2	4.1	151.2	4.1
Impairment on investments	17.5	1.5	17.5	1.5
Foreign exchange gains/losses and other expenses	(3.6)	4.8	3.1	10.8
Loss from equity investee	—	—	1.7	—
Gain on investments	(2.0)	(1.0)	(13.9)	(25.6)
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0
Adjusted EBITDA per share	$0.72	$0.53	$2.61	$1.58
Commodity
Gold	$76.1	$50.2	$238.1	$133.5
PGM	10.7	3.8	55.0	12.4
Oil & Gas	6.7	5.7	28.9	29.8
Other	0.7	1.4	5.3	4.3
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0
Geographic
US	$23.8	$35.4	$100.5	$88.8
Canada	26.2	8.1	86.3	36.5
International - Mexico	22.0	13.1	75.5	42.9
Australia	3.5	3.4	13.1	7.6
International - Other	18.7	1.1	51.9	4.2
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0
Revenue type
Revenue-based	$39.8	$37.7	$138.9	$98.0
Streams	43.4	11.8	151.8	39.4
Profit-based	8.6	9.8	27.9	33.6
Working interest	2.1	1.5	7.4	7.9
Other	0.3	0.3	1.3	1.1
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0
Net income (loss)	$(105.4)	$17.2	$(6.8)	$62.7
Foreign exchange (gain) loss and other expenses, net of income tax	(0.3)	3.1	2.9	7.4
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	(1.2)	(1.1)	(20.0)	(22.0)
Mark-to-market changes on derivative, net of income tax	(2.1)	—	—	(0.2)
Loss from equity investee, net of income tax	—	—	1.7	—
Impairment of stream/royalty interests, net of income tax	130.2	2.9	130.2	2.9
Impairment of investments, net of income tax	15.1	1.3	15.1	1.3
Transaction costs of Gold Wheaton, net of income tax	—	—	7.8	—
Foreign withholding taxes	4.5	—	4.5	—
Credit facility costs written off, net of income tax	—	—	0.6	—
Adjusted Net Income	$40.8	$23.4	$136.0	$52.1
Adjusted Net Income per share	$0.31	$0.20	$1.08	$0.46

Foreign exchange gains/losses and other expenses

These include foreign exchange movement related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and inter-company loans, held in the parent Company, which are denominated in either US dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income (loss).

Foreign exchange gains and other expenses were $3.6 million in the fourth quarter of 2011 (2010 - $4.8 million) which was comprised of $1.9 million related to foreign exchange gains on debt securities (2010 - $0.5 million), $3.0 million related to the mark-to-market gains related to the conversion feature of a loan receivable held by Gold Wheaton (2010 - $Nil) offset by $1.3 million in unrealized and realized foreign exchange losses on Canadian instruments held by Gold Wheaton and translation amounts (2010 - $4.5 million loss). Foreign exchange losses and other expenses were $3.1 million for the year ended December 31, 2011 (2010 - $10.8 million) which was comprised of $1.9 million related to foreign exchange gains on debt securities (2010 - $7.4 million) and $5.0 million related to the realized and unrealized foreign exchange losses on Canadian instruments held by Gold Wheaton and translation amounts (2010 - $18.2 million).

Gain on acquisition of Gold Wheaton and other investments

During the year ended December 31, 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which consisted of mark-to-market gains of $13.5 million, offset by transaction costs of $7.8 million. The mark-to-market gains related to common shares of Gold Wheaton held by the Company prior to the Gold Wheaton acquisition on March 14, 2011. Under IFRS, transaction costs associated with a business combination are expensed.

The Company recorded $1.7 million in losses related to the equity investment of Gold Wheaton from the period of January 5, 2011 to March 13, 2011 due to the acquisition of the Quadra FNX block which required equity investment accounting for the period January 5, 2011 to March 13, 2011.

In addition, the Company recorded a gain on the disposal of certain investments of $8.2 million during the year ended December 31, 2011 (2010 - $25.6 million).

Finance Costs

For the year ended December 31, 2011, finance income was $4.3 million (2010 - $3.9 million) which was earned on the Company’s cash equivalents and/or short-term investments. For the year ended December 31, 2011, finance costs were $2.3 million (2010 - $2.3 million). Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set up costs incurred with respect to the facility. In the second quarter of 2011, the Company terminated its credit facility and replaced it with a new facility which is expected to reduce administrative costs and provide the Company with greater flexibility. In addition, finance costs for the year ended December 31, 2011 include debt issue costs of $0.9 million related to the terminated credit facility.

Income Taxes

For the quarter ended December 2011, the Company had an income tax expense of $4.5 million (2010 – $8.1 million). This is comprised of a current income tax expense of $18.8 million (2010 - $11.7 million) from the Company’s Canadian, US, Mexican and Australian entities and a deferred income tax recovery of $14.3 million (2010 - $3.6 million) related to the Company’s Mexican, Canadian and Australian entities. For the year ended December 31, 2011, the Company had an income tax expense of $45.9 million (2010 - $39.5 million) which was comprised of a current income tax expense of $51.0 million (2010 - $28.6 million) from the Company’s Canadian, US, Mexican and Australian entities and a net deferred income tax recovery of $5.1 million (2010 - $10.9 million expense) from the Company’s Canadian, Mexican and Barbadian entities offset partially by deferred tax recoveries in its US entity.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $74.8 million and $38.1 million for the three months ended December 31, 2011 and 2010, respectively. The increase is due to higher revenues earned in the fourth quarter of 2011 compared to the fourth quarter of 2010.

Cash provided by operating activities before changes in non-cash assets and liabilities was $271.1 million and $145.3 million for the years ended December 31, 2011 and 2010, respectively. The increase is due to the higher revenues generated in 2011 as discussed in the revenue section above.

Investing Activities

Net cash provided by investing activities during the three months ended December 31, 2011 was $19.4 million compared with $65.8 million for the three months ended December 31, 2010. The decrease is attributable to lower proceeds from selling of short-term investments due to the acquisition of Gold Wheaton earlier in 2011. In addition, the Company acquired certain investments in the fourth quarter of 2011.

Net cash used in investing activities for the year ended December 31, 2011 was $225.3 million compared to net cash generated of $157.4 million in the year ended December 31, 2010. The decrease is due to the acquisition of Gold Wheaton.

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at December 31, 2011, the investments had various maturities upon acquisition of between 26 and 98 days. Accordingly, as at December 31, 2011, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

Financing Activities

Net cash provided by financing activities was $352.5 million for the three months ended December 31, 2011 compared to net cash used of $7.2 million for the three months ended December 31, 2010. For the year ended December 31, 2011, net cash provided by financing activities was $323.7 million compared to net cash used of $30.1 million for the year ended December 31, 2010. The Company completed a bought deal equity offering on November 30, 2011 which raised net proceeds of $367.4 million for the Company.

During the year ended December 31, 2011, the Company issued 11.7 million shares as part of the acquisition of Gold Wheaton, as described above in Business Developments, 9.2 million as part of the equity offering, 2.2 million shares as consideration for the acquisition of several royalty interests and 0.8 million shares upon the exercise of stock options, warrants and restricted share units.

Following the year end, 5,563,223 warrants were exercised for proceeds of C$179.6 million and 169,337 warrants expired unexercised.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

a)              ensure that the Company maintains the level of capital necessary to meet requirements; and

b)             provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at December 31, 2011, the Company had cash, cash equivalents and short-term investments totaling $810.8 million (December 31, 2010 - $547.7 million; January 1, 2010 - $500.1 million). In addition, the Company held available-for-sale investments at December 31, 2011 with a combined value of $74.4 million (December 31, 2010 - $182.9 million; January 1, 2010 - $107.5 million), of which $44.1 million was held in publicly traded equity instruments (December 31, 2010 - $151.9 million; January 1, 2010 - $78.0 million). Working capital as at December 31, 2011 was $851.1 million compared with $572.7 million as at December 31, 2010 and $518.6 million at January 1, 2010. The increase is due to the equity offering completed in the fourth quarter of 2011 along with cash generated from operations.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of administrative expenses, costs of operations and dividend payments.

On March 11, 2011, the Company drew down C$160.0 million under its credit facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011, respectively. The interest rate applicable was 4.25% per annum.

Ore purchase commitments

The Company is obligated to certain ore purchase commitments related to the Gold Wheaton and Palmarejo stream agreements once the ore is produced from the mining activities.

Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company is committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’ Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 12, 2012 although this option continues unless it is terminated by Franco-Nevada. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Capital Resources

As of March 21, 2012, the Company has the entire amount of $175.0 million, or its Canadian dollar equivalent, available under its credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of March 21, 2012, US and Canadian dollar advances under the facility would bear interest rates of 4.25% and 3.50%, respectively.

On June 29, 2011, the Company terminated its credit facility and executed a new facility with terms that are more favourable economically for the Company. The Company is required to pay an annual standby fee of between 0.30% to 0.50% depending on its leverage ratio, which is paid quarterly, of the unutilized portion of the facility. For the three months ended December 31, 2011 and 2010, standby fees of $0.1 million and $0.2 million, respectively, were incurred and paid. For the year ended December 31, 2011 and 2010, standby fees of $1.0 million and $1.0 million, respectively, were incurred and paid. In addition, the Company expensed $0.9 million in debt issuance costs related to the previous credit facility.

During the year ended December 31, 2011, the Company issued 13,854,977 common shares (2010 — 1,733,993 common shares) in connection with the acquisitions of Gold Wheaton (11,654,127 common shares), Canadian Malartic (267,000 common shares), Phoenix (550,000 common shares) and Lumina (1,383,850 common shares), all as more fully described above under Business Developments. In addition, on November 30, 2011 the Company completed an equity offering issuing 9,200,000 common shares and raising net proceeds of $367.4 million (see Financing Activities above for more details).

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty, stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties which is provided by the operator or determined based on public disclosures from the operators.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged decreases in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated recoverable amount, which is generally calculated using estimated discounted future cash flows.

IncomeTaxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a deferred income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s deferred income tax net liabilities may include certain deferred tax benefits which are recognized when it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options and restricted share units (“RSUs”) is determined based on estimated fair values of the options or RSUs at the time of grant.

New Standards and Interpretations

IFRS 9, Financial Instruments

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements but do not expect significant adjustments from adopting IFRS 10.

IFRS 11, Joint Ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i. e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28 Investments in Associates and Joint Ventures as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. We do not anticipate the amendments to IAS 28 will have a significant impact on our consolidated financial statements.

IAS I, Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements that requires an entity to group items presented in the statement of the comprehensive income (loss) on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. We are currently assessing the impact of adopting IAS 1 amendments on our consolidated financial statements.

International Financial Reporting Standards

The Company has adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2.

a)              Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)	Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment resulted in a decrease of $50.2 million in the carrying value of mineral royalty interests.

(iii)	Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

(iv)	Deemed cost in oil & gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil & gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

b)             Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

				Retained
		Capital	Contributed	earnings /
(expressed in millions of US dollars)	Ref	Stock	surplus	(deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848.9	$52.0	$38.1	$(8.8)	$1,930.2
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—

IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4.3)	(0.7)	(5.0)
Change in method of accounting for stream assets	(d)(i)	—	—	(56.2)	—	(56.2)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14.3)	14.3	—
Change in functional currrency	(d)(iii)	—	—	(6.1)	—	(6.1)
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(1.2)	—	(1.2)
Share-based payments	(d)(vi)	—	3.1	(3.1)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	0.8	—	19.1	—	19.9
As reported under IFRS		$1,849.7	$55.1	$(92.2)	$18.8	$1,831.4

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

				Retained
		Capital	Contributed	earnings /
(expressed in millions of US dollars)	Ref	Stock	surplus	(deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911.2	$56.6	$70.5	$63.8	$2,102.1
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—

IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4.5)	(0.7)	(5.2)
Change in method of accounting for stream assets	(d)(i)	—	—	(83.9)	—	(83.9)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7.9)	7.9	—
Change in functional currency	(d)(iii)	—	—	4.1	(4.1)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	3.1	(0.1)	3.0
Share-based payments	(d)(vi)	—	2.4	(2.4)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2.0	—	13.7	(0.9)	14.8
As reported under IFRS		$1,913.2	$59.0	$(71.5)	$79.9	$1,980.6

c)              Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the year ended December 31, 2010:

		Year ended
(expressed in millions of US dollars)	Ref	December 31, 2010
Net income
As reported under Canadian GAAP		$74.2
Change in method of accounting for stream assets	(d)(i)	(27.7)
Depletion and depreciation	(d)(v)	4.0
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	7.5
Change in functional currency	(d)(iii)	9.6
Share-based payments	(d)(vi)	0.7
Tax impact of IFRS changes	(d)(vii)	(5.6)
As reported under IFRS		$62.7
Other comprehensive income
As reported under Canadian GAAP		$72.6
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	(6.3)
Currency translation adjustment	(d)(iii)	(5.2)
As reported under IFRS		$61.1

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

a)              References

(i)

The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets by $56.2 million at January 1, 2010 and $83.9 at December 31, 2010 to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)

Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income (loss). Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (loss) (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14.3 million was reallocated to retained earnings. For the year ended December 31, 2010, an amount of $7.5 million was included in net income.

(iii)

Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation, S.A. de C.V. (“FNM”) to be the Mexican Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of cumulative translation losses of $0.8 million from AOCI to retained earnings within equity as at January 1, 2010 and a $9.6 million gain being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the year ended December 31, 2010.

(iv)

Based on the initial tax recognition exemption under IAS 12, the Company’s royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)

Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi)

The Company previously recognized forfeitures of share options and restricted share units as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and restricted share units using the straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and restricted share units. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense restricted share units when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on restricted share units based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3.1 million between contributed surplus and retained earnings with respect to these share-based payment adjustments. Share-based payments expense has increased by $0.7 million for the year ended December 31, 2010 under IFRS as compared to Canadian GAAP.

(vii)	As a result of the above changes the deferred tax liability has been adjusted.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company will be included in the Company’s Annual Information Form for the year ended December 31, 2011, a copy of which can be found on SEDAR at www.sedar.com.

As of March 21, 2012, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	143,926,915
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,467,700
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	6,110,937
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	334,700
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	134,314
Diluted common shares	161,485,335

Notes:

(1)         The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)         There were 2,467,700 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$42.67 per share.

(3)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. To-date 15,811 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price), 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price) and 6,148,375 warrants (956,687 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

				Equivalent		Equivalent
			Number of Gold	Franco-Nevada		Franco-Nevada
Expiry Dates	Exercise Price		Wheaton Warrants	Exercise Price		Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	7,125,000	C$	32.13	1,108,650
November 26, 2014	C$	5.00	6,148,375	C$	32.13	956,687
Total			39,273,373			6,110,937

(4)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 395,998 Gold Wheaton stock options have been exercised.

(5)         In connection with the transaction with Taseko Mines Limited, one special warrant was granted toTaseko which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitleTaseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2011, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s internal control over financial reporting, and based on that evaluation the CEO and CFO have concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective at a reasonable assurance level.

An evaluation was also carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the United States Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2011, the Company’s disclosure controls and procedures were effective at a reasonable assurance level.

For the three months and year ended December 31, 2011, there has been no change in Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Due to a transition period established by rules of the Securities and Exchange Commission for companies that recently became subject to the reporting requirements under the U.S. Securities Exchange Act of 1934, the Company is not yet required to include a report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U. S. Securities Exchange Act of 1934) or an attestation report of the Company’s registered public accounting firm.

Cautionary Statement on Forward-looking Information

Certain information contained in this MD&A, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted”and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: uncertainties relating to the closing of the First Uranium transactions referred to herein; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the closing of the First Uranium transactions referred to herein; the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the management’s discussion and analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the Board of Directors and management of Franco-Nevada Corporation. The financial information presented elsewhere in the management’s discussion and analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which reflect management’s best estimates and judgment based on currently available information. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis.

The Audit and Risk Committee comprises three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit and Risk Committee also reviews the consolidated financial statements, the management’s discussion and analysis, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to shareholders.

The consolidated financial statements have been audited, on behalf of shareholders, by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit and Risk Committee.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive Officer	Chief Financial Officer

March 21, 2012

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Franco-Nevada Corporation

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the related notes, which include a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards (GAAS) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian GAAS require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of Franco-Nevada Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Franco-Nevada Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010  and its financial performance and its cash flows for years ended December 31, 2011 and December 31, 2010 in accordance with IFRS as issued by the IASB.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 21, 2012

Franco-Nevada Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of US dollars, except share amounts)

	December 31,	December 31,	January 1,
	2011	2010	2010
ASSETS
Cash and cash equivalents (Note 5)	$794.1	$413.9	$122.6
Short-term investments (Note 6)	16.7	133.8	377.5
Receivables (Note 12)	79.1	47.4	26.8
Prepaid expenses and other	4.5	4.0	1.2
Current assets	894.4	599.1	528.1

Royalty, stream and working interests, net (Note 7)	1,912.1	1,202.8	1,176.4
Investments (Note 6)	74.4	182.9	107.5
Deferred income tax assets (Note 15)	10.6	13.8	22.8
Other	9.5	8.4	6.1
Total assets	$2,901.0	$2,007.0	$1,840.9

LIABILITIES
Accounts payable and accrued liabilities (Note 8)	$35.9	$18.4	$7.2
Current income tax liabilities (Note 15)	7.4	8.0	2.3
	43.3	26.4	9.5

Deferred income tax liabilities (Note 15)	23.5	—	—
Total liabilities	66.8	26.4	9.5

SHAREHOLDERS’ EQUITY (Note 16)
Common shares	2,803.6	1,913.2	1,849.7
Contributed surplus	99.5	59.0	55.1
Deficit	(135.5)	(71.5)	(92.2)
Accumulated other comprehensive income	66.6	79.9	18.8
Total shareholders’ equity	2,834.2	1,980.6	1,831.4
Total liabilities and shareholders’ equity	$2,901.0	$2,007.0	$1,840.9

Commitments (Note 18)

Subsequent events (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 21, 2012

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of US dollars, except per share amounts)

	For the years ended
	December 31,
	2011	2010
Revenue (Note 12)	$411.2	$227.2

Costs and expenses
Cost of sales (Note 13)	63.3	29.5
Depletion and depreciation	130.6	88.6
Impairment of investments (Note 6)	17.5	1.5
Impairment of royalty and stream interests (Note 7)	151.2	4.1
Corporate administration (Note 16)	18.0	15.2
Business development	2.6	2.5
	383.2	141.4
Operating income	28.0	85.8

Foreign exchange loss and other expenses	(3.1)	(10.8)
Loss from equity investee	(1.7)	—
Gain on acquisition of Gold Wheaton (Note 4(e))	5.7	—
Gain on sale of available-for-sale investments (Note 6)	8.2	25.6
Income before finance items and income taxes	37.1	100.6

Finance items
Finance income	4.3	3.9
Finance expenses	(2.3)	(2.3)
Net income before income taxes	$39.1	$102.2

Income tax expense (Note 15)	45.9	39.5

Net income (loss)	$(6.8)	$62.7

Other comprehensive income (loss):
Other comprehensive loss from equity investee	(0.9)	—
Unrealized change in market value of available-for-sale investments, net of income tax	(5.7)	21.2
Realized change in market value of available-for-sale investments (Note 4(e))	(1.1)	(24.2)
Currency translation adjustment	(5.6)	64.1
Total comprehensive income (loss)	$(20.1)	$123.8

Basic earnings (loss) per share (Note 17)	$(0.05)	$0.55
Diluted earnings (loss) per share (Note 17)	$(0.05)	$0.55

The accompanying notes are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of US dollars, except share amounts)

	For the years ending
	December 31,
	2011	2010
Cash flows from operating activities
Net income (loss)	$(6.8)	$62.7
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depletion and depreciation	130.6	88.6
Impairment of royalty and stream interests (Note 7)	151.2	4.1
Impairment of investments (Note 6)	17.5	1.5
Mark-to-market gain on Gold Wheaton shares (Note 4(e))	(13.5)	—
Gain on sale of available-for-sale investments (Note 6)	(8.2)	(25.6)
Loss from equity investee	1.7	—
Other non-cash items	1.3	1.1
Deferred income tax expense (Note 15)	(5.1)	10.9
Share-based payments (Note 16)	4.5	4.9
Unrealized foreign exchange gain	(2.1)	(2.9)
Changes in non-cash assets and liabilities:
Decrease (increase) in receivables	16.7	(20.6)
Decrease in prepaid expenses and other	1.0	22.0
Increase (decrease) in accounts payable and accrued liabilities	(1.0)	16.9
Net cash provided by operating activities	287.8	163.6
Cash flows from investing activities
Proceeds on sale of short-term investments	260.6	581.6
Purchase of short-term investments	(77.6)	(327.1)
Purchase of secured notes	—	(111.6)
Proceeds on sale of investments	21.0	71.7
Proceeds of royalty interest in oil and gas properties	—	0.9
Acquisition of royalty interest in oil and gas properties	(0.5)	—
Acquisition of interests in mineral properties	(35.0)	(46.9)
Purchase of investments	(12.5)	(10.6)
Purchase of oil and gas well equipment	(2.6)	(2.4)
Purchase of property and equipment	—	(0.1)
Acquisition of Moydow Mines International	—	1.9
Acquisition of Gold Wheaton, net of cash acquired (Note 4(e))	(379.0)	—
Acquisition of Lumina (Note 4(a))	0.3	—
Net cash (used in) provided by investing activities	(225.3)	157.4
Cash flows from financing activities
Net proceeds from issuance of common shares	367.4	—
Credit facility amendment costs	(0.6)	(1.6)
Proceeds from drawn credit facility	164.6	—
Repayment of credit facility and secured notes	(172.7)	—
Payment of dividends	(49.2)	(33.3)
Proceeds from exercise of warrants	1.0	—
Proceeds from exercise of stock options	13.2	4.8
Net cash provided by (used in) financing activities	323.7	(30.1)
Effect of exchange rate changes on cash and cash equivalents	(6.0)	0.4
Net increase in cash and cash equivalents	380.2	291.3
Cash and cash equivalents at beginning of year	413.9	122.6
Cash and cash equivalents at end of year	$794.1	$413.9
Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.9	$1.0
Income taxes paid during the period	$52.6	$24.9

The accompanying notes are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of US dollars, except share amounts)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 16)	Surplus	income	Deficit	Total Equity
Balance at January 1, 2011	$1,913.2	$59.0	$79.9	$(71.5)	$1,980.6
Net loss	—	—	—	(6.8)	(6.8)
Other comprehensive loss	—	—	(13.3)	—	(13.3)
Total comprehensive loss	—	—			(20.1)
Equity offering, net of transaction costs of $16.0	371.3	—	—	—	371.3
Issuance of common shares on Gold Wheaton acquisition	402.5	—	—	—	402.5
Acquisition of royalty interests	92.5	—	—	—	92.5
Exercise of stock options	22.5	(9.3)	—	—	13.2
Exercise of share purchase warrants	1.2	(0.1)	—	—	1.1
Share-based payments	—	4.5	—	—	4.5
Value of Gold Wheaton warrants and stock options upon acquisition	—	40.5	—	—	40.5
Value of warrants issued pursuant to acquisition of Lumina Royalty Corp.	—	5.2	—	—	5.2
Vesting of restricted share units	0.4	(0.3)	—		0.1
Dividends declared	—	—	—	(57.2)	(57.2)
Balance at December 31, 2011	$2,803.6	$99.5	$66.6	$(135.5)	$2,834.2

Balance at January 1, 2010	$1,849.7	$55.1	$18.8	$(92.2)	$1,831.4
Net income	—	—	—	62.7	62.7
Other comprehensive income	—	—	61.1	—	61.1
Total comprehensive income					123.8
Issuance of common shares on Moydow Mines International acquisition	44.9	—	—	—	44.9
Value of Moydow Mines International stock options upon acquisition	—	1.7	—	—	1.7
Exercise of stock options	7.5	(2.7)	—	—	4.8
Exercise of special warrants	9.9	(9.9)	—	—	—
Value of special warrants related to acquisition of Palmarejo gold stream	—	9.9	—	—	9.9
Share-based payments (Note 16(c))	—	4.9	—	—	4.9
Equity offering	1.2	—	—	—	1.2
Dividends declared	—	—	—	(42.0)	(42.0)
Balance at December 31, 2010	$1,913.2	$59.0	$79.9	$(71.5)	$1,980.6

The accompanying notes are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of US dollars, except share amounts)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, South Africa and Mexico. The portfolio includes over 300 royalties and streams covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on theToronto Stock Exchange and the NewYork Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 130 King Street West, Suite 740, Toronto, Ontario, Canada.

Note 2 - Basis of Preparation and Adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for available-for-sale financial assets and financial liabilities which are measured at fair value. IFRS comprise IFRSs, International Accounting Standards (“IASs”) and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company adopted IFRS in accordance with IFRS 1 - First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. Subject to certain transition elections disclosed in Note 20, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. The Company’s Board of Directors approved these consolidated financial statements for issue on March 21, 2012.

Prior to the adoption of IFRS, our primary financial statements were prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”). Disclosure of our elected transition exemptions, reconciliations and an explanation of accounting policy differences compared to CGAAP have been provided in Note 20 to these consolidated financial statements.

Note 3 - Summary of Significant Accounting Policies

a)  Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

(i)             Determination of proven and probable reserves by the operators associated with the Company’s royalty, stream and working interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves, production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, stream and working interests and the assessment of the recoverability of the carrying value of royalty, stream and working interests.

(ii)          Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

(iii)       Assessment of impairment of royalty, stream and working interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and/or working interests. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

(iv)      The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. The Company holds royalty, stream and working interests in a number of global jurisdictions and is subject to the various tax regimes in place in these jurisdictions. As such, the Company is required to assess and estimate the appropriate accounting for current and deferred income taxes that the Company is exposed to.

(v)         The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

b)  Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)             Subsidiaries

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-company transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2011 were as follows:

Entity	Jurisdiction	Ownership
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	CBCA	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%

(ii)          Investment in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results in accordance with the equity method. Subsequent to the acquisition date, the Company’s share of profits or losses of associates is recognized in the consolidated statement of income (loss) and comprehensive income (loss) and its share of other comprehensive income (loss) of associates is included in the other comprehensive income account.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income (loss) and comprehensive income (loss).

The Company assesses at each period-end whether there is any objective evidence that interests in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less cost to sell and value in use) and charged to the consolidated statement of income (loss) and comprehensive income (loss).

c)        Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income (loss) and comprehensive income (loss).

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized in the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income (loss) and comprehensive income (loss). Acquisition costs are expensed.

d)       Currency translation

(i)             Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The US dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)          Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated balance sheet are recognized in net income. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into US dollars, the group’s presentation currency, as follows:

•         assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•         income and expenses for each subsidiary are translated at the average exchange rates during the period; and

•         all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

e)        Mineral, stream and oil & gas interests

Mineral, stream and oil & gas interests consists of acquired royalty and stream interests in producing, advanced/development and exploration stage properties. Mineral, stream and oil & gas interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The cost of mineral, stream and oil & gas interests at January 1, 2010, the date of transition to IFRS, was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral or stream properties. Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. Management relies on public disclosures for information on proven and probable reserves from the operators of the producing mineral and stream interests. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of these acquired resources and exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Mineral, stream and oil & gas interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage mineral, stream and oil & gas interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum payment received.

f)           Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to the respective asset.

Capitalized costs are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the estimated barrels of oil equivalent used in proved and probable reserves.

g)       Impairment of non-financial assets

Mineral, stream, oil & gas and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. Impairment losses first reduce the carrying value of any goodwill allocated to that CGU. Any remaining impairment loss is charged to the mineral, stream or oil & gas interest or working interest. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the asset’s recoverable amount exceeds its carrying amount.

h)       Financial instruments

Financial assets and financial liabilities are recognized on the Company’s balance sheet when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, investments, trade payables and accrued liabilities. Financial instruments are recognized initially at fair value.

(i)                  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are measured at amortized cost.

(ii)               Receivables

Receivables are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual significant receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income (loss) and comprehensive income (loss).

(iii)            Investments

Investments comprise equity interests in publicly-traded and privately-held entities and marketable securities with original maturities at the date of the purchase of more than three months. Investments are classified upon initial recognition as available-for-sale.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in the consolidated statement of income (loss) and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in the statement of income (loss) and comprehensive income (loss). Available-for-sale investments in instruments denominated in a currency other than an entity’s functional currency are measured at fair value with any changes from foreign exchange fluctuations being recognized in net income.

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is recorded at cost.

(iv)           Financial liabilities

Financial liabilities, including trade and other payables, are measured at amortized cost using the effective interest method.

(v)              Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale investment is calculated by reference to its fair value.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income. Impairment losses booked on debt instruments classified as available-for-sale are reversed in subsequent periods if the amount of the loss decreases. For equity instruments classified as available-for-sale financial assets, impairment losses are not reversed.

i)          Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty, stream, and working interest revenue received in kind is valued the date that title is transferred to the Company.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Dividend income from investments is recognized when the shareholder’s rights to receive payment have been established, which is normally when the dividends are declared.

j)           Cost of sales

Cost of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold for a cash payment of the lesser of $400 per ounce, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold when purchased.

k)       Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the balance sheet date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

l)          Share capital

Common shares are recorded in equity net of expenses of the share issue.

m)     Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected vesting period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

n)       Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to June 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the period from the grant date to settlement date. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income (loss) and comprehensive income (loss).

o)       Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable vesting period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

p)       Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

q)       Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Standards and Interpretations

IFRS 9, Financial Instruments

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements but do not expect significant adjustments from adopting IFRS 10.

IFRS 11, Joint Ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28 Investments in Associates and Joint Ventures as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. We do not anticipate the amendments to IAS 28 will have a significant impact on our consolidated financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements that requires an entity to group items presented in the statement of the comprehensive income (loss) on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. We are currently assessing the impact of adopting IAS 1 amendments on our consolidated financial statements.

Note 4 - Acquisitions

a)  Lumina Royalty Corp.

On December 1, 2011, Franco-Nevada and Lumina Royalty Corp. (“Lumina”) completed a court approved plan of arrangement pursuant to which Franco-Nevada acquired all of the outstanding common shares of Lumina for $64.4 million payable in Franco-Nevada common shares and 2017 Warrants (See 2017 Warrants definition under Note 16(c)). Under the agreement, Lumina shareholders received 0.03487 Franco-Nevada common shares and 0.01917 2017 Warrants for each Lumina common share held. Franco-Nevada issued 1,383,850 common shares and 760,769 2017 Warrants upon closing of the transaction which has been accounted for as an asset acquisition under IFRS.

As part of the transaction, Franco-Nevada acquired the following royalty interests:

•             a 1.5% net smelter return (“NSR”) royalty onTeck Resources Ltd.’s Relincho copper/molybdenum project located in Region III, Chile;

•             a 1.08% NSR royalty on Lumina Copper Corp.’s TacaTaca copper/gold/molybdenum project located in Salta Province, Argentina;

•             a fixed rate copper royalty and a 1.5% NSR royalty on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina; and

•        a 2% NSR royalty on open pit mining and a 1% NSR royalty on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile.

b)  Phoenix Gold Royalty

On August 31, 2011, the Company acquired a 2.0% NSR royalty payable on part of Rubicon Minerals Corporation’s (“Rubicon”) Phoenix gold project in Red Lake, Ontario lying primarily beneath the waters of Red Lake. Rubicon has an option to repurchase a 0.5% NSR royalty from the Company. The purchase price was approximately $23.7 million payable by the issuance of 550,000 common shares of the Company.

c)   Canadian Malartic Royalty

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Osisko Mining Corporation’s Canadian Malartic project in Canada. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company.

d)  Edikan Royalty (formerly the Central Ashanti Gold Project)

On June 30, 2011, the Company acquired an effective 1.5% NSR royalty on all production from the Ayanfuri concession in Ghana for $35.0 million in cash.

All of the above mentioned acquisitions have been accounted for as asset acquisitions under IFRS.

e)   Gold Wheaton Gold Corp.

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note has the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the final estimate of fair value as follows:

Purchase Price (in millions of US dollars):
Cash consideration, including Quadra FNX block and Senior Secured Notes	$677.7
Common shares issued	402.5
Warrants	28.6
Options	11.9
Original cost of common shares held in Gold Wheaton	9.6
Mark-to-market gain on common shares held in Gold Wheaton	11.0
$1,141.3
Net assets acquired:
Cash and cash equivalents	$190.9
Short-term investments	49.1
Receivables	48.4
Prepaid and other	2.7
Mineral interests	874.4
Note receivable	15.2
Investments	23.6
Accounts payable and accrued liabilities	(18.0)
Long-term liabilities	(7.9)
Deferred income taxes	(37.1)
$1,141.3

Included in the gain on acquisition of Gold Wheaton are transaction costs totaling $7.8 million. The Company recorded $13.5 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, which included the shares acquired from Quadra FNX Mining Ltd. (“Quadra FNX”).

The Company’s results include $114.2 million in revenues and a $102.4 million in net loss from Gold Wheaton for the period March 14, 2011 to December 31, 2011. If Gold Wheaton’s results would have been consolidated from January 1, 2011, approximately $141.4 million would have been included in the Company’s revenues for a full year and net loss would have been decreased by approximately $28.0 million.

f)    Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

Note 5 - Cash and Cash Equivalents

As at December 31, 2011, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds.

	December 31,	December 31,	January 1,
	2011	2010	2010
Cash deposits	$122.2	$23.4	$10.2
Term deposits	253.4	75.6	4.0
Treasury bills	353.5	195.6	28.9
Canadian federal and provincial government bonds	44.4	59.0	79.5
Corporate bonds	20.6	60.3	—
	$794.1	$413.9	$122.6

Note 6 - Investments

	December 31, 2011	December 31, 2010	January 1, 2010
Short-term investments:
Canadian dollar denominated treasury bills	$0.1	$57.2	$241.3
US dollar denominated treasury bills	—	76.6	136.1
Corporate bonds	16.6	—	—
Certificate of deposit	—	—	0.1
Total short-term investments	$16.7	$133.8	$377.5
Non-current investments:
Investment in Gold Wheaton (Note 4)	$—	$20.1	$—
Investment in Gold Wheaton Secured Notes (Note 4)	—	111.6	—
Investment in Falcondo	30.3	31.0	29.5
Newmont Exchangeable Shares	5.1	10.2	42.6
Other	39.0	10.0	35.4
	$74.4	$182.9	$107.5

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise equity interests in various public and non-public entities which the Company acquired through the open market, as part of the transaction with Newmont or through the transactions involving Gold Wheaton and Lumina (See Note 4 -Acquisitions above). These investments have been designated as available-for-sale and, as a result, have been recorded at fair value, other than Falcondo which is recorded at cost as no reliable estimate of fair value can be determined.

Investment in Falcondo

The Company owns 121,729, or 4.1%, of the outstanding common shares in Falcondo, a non-public entity which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant producing ferronickel in the Dominican Republic.

Newmont Exchangeable Shares

The Company owns 81,310 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). During the year ended December 31, 2011, the Company sold 85,000 Exchangeable Shares (2010 - 729,900 shares) and realized gross proceeds of $6.0 million (2010 - $42.6 million) and recorded a gain on the sale of $2.0 million (2010 - $8.2 million).

As at December 31, 2011, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2010 and an unrealized gain of $1.5 million (2010 - gain of $8.5 million), inclusive of an income tax recovery of $0.4 million (2010 - income tax expense of $1.4 million), was recognized in other comprehensive income (loss) for the year ended December 31, 2011.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market.

As at December 31, 2011, the market value of these investments decreased compared to their values at December 31, 2010 and the Company recorded an unrealized loss of $8.3 million (2010 - gain of $4.8 million), net of an income tax recovery of $1.0 million (2010 - income tax recovery of $1.9 million) in the consolidated statement of other comprehensive income (loss).

During the year ended December 31, 2011, the Company disposed of certain investments and received gross proceeds of $15.0 million (2010 - $29.1 million) and recorded gains on the sale of $6.2 million (2010 - $19.1 million) for the year ended December 31, 2011 in the consolidated statement of income (loss) and other comprehensive income (loss).

During the year ended December 31, 2011, the fair value of certain of its investments experienced a decline in value which management assessed to be significant or prolonged and, as a result, a write-down of $17.5 million (2010 - $1.5 million) has been included in the consolidated statement of income (loss) and comprehensive income (loss).

The Company’s investments are classified as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Mark-to-market gains (losses) on equity securities	$(7.1)	$22.3
Mark-to-market gains (losses) on other securities	—	(1.1)
Other comprehensive loss from equity investee	(0.9)	—
Deferred tax recovery (expense) in other comprehensive income	1.4	—

Unrealized gains (losses) on available-for-sale securities, net of tax	(6.6)	21.2
Reclassification adjustment for realized gains recognized in net income	(1.1)	(24.2)
	$(7.7)	$(3.0)

Note 7 - Royalty, Stream and Working Interests, Net

The following table summarizes the Company’s royalty, stream and working interests as at December 31, 2011, December 31, 2010 and January 1, 2010, respectively:

		Accumulated		Carrying
As at December 31, 2011	Cost	Depletion	Impairment	Value
Producing	$833.4	$(212.8)	$(38.6)	$582.0
Streams	970.6	(70.4)	(152.4)	747.8
Oil and Gas	386.1	(99.7)	—	286.4
Advanced	239.9	(13.8)	(14.9)	211.2
Exploration	86.2	(0.7)	(0.8)	84.7
	$2,516.2	$(397.4)	$(206.7)	$1,912.1

		Accumulated		Carrying
As at December 31, 2010	Cost	Depletion	Impairment	Value
Producing	$788.7	$(172.5)	$(38.7)	$577.5
Streams	96.2	(9.2)	—	87.0
Oil and Gas	394.3	(78.6)	—	315.7
Advanced	222.6	(9.3)	(14.9)	198.4
Exploration	24.6	(0.4)	—	24.2
	$1,526.4	$(270.0)	$(53.6)	$1,202.8

		Accumulated		Carrying
As at January 1, 2010	Cost	Depletion	Impairment	Value
Producing	$768.8	$(121.7)	$(37.7)	$609.4
Streams	86.5	(3.1)	—	83.4
Oil and Gas	375.6	(47.1)	—	328.5
Advanced	159.1	(5.7)	(14.6)	138.8
Exploration	16.6	(0.3)	—	16.3
	$1,406.6	$(177.9)	$(52.3)	$1,176.4

	Producing	Streams	Oil & Gas	Advanced	Exploration	Total
January 1, 2010	$609.4	$83.4	$328.5	$138.8	$16.3	$1,176.4
Acquisitions	13.8	9.7	—	58.0	10.7	92.2
Disposals	—	—	(1.0)	—	(0.8)	(1.8)
Impairments	—	—	—	(1.1)	(3.1)	(4.2)
Depletion	(50.4)	(6.1)	(29.1)	(3.2)	(0.1)	(88.9)
Impact of foreign exchange	4.7	—	17.3	5.9	1.2	29.1
December 31, 2010	$577.5	$87.0	$315.7	$198.4	$24.2	$1,202.8
Acquisitions	43.0	874.4	0.5	22.9	61.7	$1,002.5
Disposals	—	—	—	—	—	—
Transfers	2.7	—	—	(2.7)	—	—
Impairments	—	(152.4)	—	—	(0.7)	(153.1)
Depletion	(40.0)	(61.2)	(22.8)	(4.5)	(0.4)	(128.9)
Impact of foreign exchange	(1.2)	—	(7.0)	(2.9)	(0.1)	(11.2)
December 31, 2011	$582.0	$747.8	$286.4	$211.2	$84.7	$1,912.1

a)   Mineral Streams and Royalties

Palmarejo Stream

The Company owns a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) located in Mexico operated by Coeur d’Alene Mines Corporation (“Coeur”). The stream covers 50% of the life-of-mine gold production from the Palmarejo Project and includes a monthly minimum of 4,167 ounces until an aggregate of 400,000 ounces has been delivered under the stream agreement. The Company pays Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. As at December 31, 2011, the Company has received 149,183 ounces of gold from the Palmarejo Project.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada. The Goldstrike Complex is comprised of: (i) the Betze-Post open pit mine; and (ii) the Meikle and Rodeo underground mines. Barrick Gold Corporation (“Barrick”) is the operator of each of these mines. The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation. The NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

Stillwater Complex

The Company owns a 5% NSR royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana. The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex. The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly. The Stillwater Complex is operated by Stillwater Mining Company.

Gold Quarry

The Company owns a 7.29% NSR royalty interest on the Gold Quarry royalty property (the “Gold Quarry Royalty Property”). The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont’s Carlin Trend Complex.

As part of the Gold Wheaton acquisition (see Note 4(e)), the Company acquired the following five stream interests:

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement with Quadra FNX to purchase 50% of the contained gold equivalent ounces in ore mined and shipped from the Quadra FNX operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold.

Mine Waste Solutions

The Company acquired an agreement with First Uranium Corporation (“First Uranium”) to purchase 25% of the life-of-mine gold production from First Uranium’s Mine Waste Solutions tailings recovery operation (“MWS”) in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2012).

Ezulwini Mining Company

The Company acquired an agreement with First Uranium to purchase the greater of 19,500 ounces of gold in 2011 and 7% of the gold production and thereafter 7% of the life-of-mine gold production from EMC’s Ezulwini mine in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2013).

In addition to the acquisition of Gold Wheaton (See Note 4 for description), the Company acquired the following assets during the year ended December 31, 2011 which were accounted for as asset acquisitions:

•                  Lumina royalties (See Note 4 for description)

•                  Phoenix Gold Royalty - (See Note 4 for description)

•                  Canadian Malartic Royalty - (See Note 4 for description)

•                  Edikan Royalty (formerly the Central Ashanti Gold Project) - (See Note 4 for description)

b)              Oil & Gas Royalties and Working Interests

Edson

The Edson Property is located in Alberta, Canada. The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd.

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc. The Company holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third-party. (See Note 20 (b) - Subsequent Events).

Midale

The Company holds a 1.594% working interest and a 1.1757% royalty interest in the Midale Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

c)              Impairments

During the year ended December 31, 2011, the Company recorded impairment charges of $84.0 million and $68.4 million at its Ezulwini and Podolsky (part of the Sudbury Basin assets) stream CGUs, respectively (2010 - $Nil). The impairment charges were the result of changes in production profiles announced by the operators of the mining operations. In addition, the Company recorded $0.7 million (2010 - $4.1 million) in impairment charges related to exploration projects where the owner/operator had either let the associated exploration licenses lapse or had relinquished certain exploration ground.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount for each CGU are long-term commodity prices, discount rates and net asset value (“NAV”) multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than those disclosed below, no reasonable possible change in any of the key assumptions would cause the carrying value of any CGU to exceed its recoverable amount. Management determined these estimates using the fair value less cost to sell approach which is deemed greater than the assets’ value in use.

The table below shows the impairment amounts when certain key assumptions are increased, in isolation, by 10%.

Key assumptions	Ezulwini	Podolsky
Impairment recorded in statement of income (loss)	$84.0	$68.4
Impairment if 10% increase, in isolation, of any of key assumptions:
Long-term commodity prices(a)	73.0	44.2
Discount rate(b)	99.1	68.8
NAV multiple(c)	76.3	67.4

(a)       Commodity prices

Projected future stream revenue reflects the Company’s estimates of future commodity prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

For 2011, the impairment analysis used gold prices of $1,725 per ounce for 2012, $1,666 per ounce for 2013, $1,500 for 2014 and $1,300 longer term.

(b)       Discount rates

For 2011, the impairment analysis used a 5% discount rate for Podolsky and an 8% for Ezulwini taking into account industry standards for evaluating gold assets and the risk associated with the respective streams. Country risk was deemed more significant for Ezulwini and therefore a higher discount rate was warranted.

(c)        NAV Multiple

Public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Since a market participant would generally apply a NAV multiple when estimating fair value of a gold mining asset, the Company included a NAV multiple in its impairment analysis.

When selecting NAV multiples to arrive at fair value less cost to sell, the Company considered NAV multiples currently being experienced by gold projects and the individual characteristics of the stream assets being analyzed. The Company used a range of 1.10 to 1.15 in its impairment analysis. The selected ranges of multiples applied to the individual CGUs takes into consideration, among other factors, expected production growth, potential remaining mine life, stage of development of the asset and the opportunity for realizing higher gold prices.

Note 8 - Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	At December 31,	At December 31,	At January 1,
	2011	2010	2010
Accounts payable	$7.3	$2.7	$2.6
Accrued liabilities	28.6	15.7	4.6
Total	$35.9	$18.4	$7.2

Note 9 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2011 include:

	Quoted Prices	Significant
	in Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$794.1	$—	$—	$794.1
Short-term investments	16.7	—	—	16.7
Investments(1)	44.1	—	—	44.1
	$854.9	$—	$—	$854.9

(1) Investments exclude $30.3 million of investments which are recorded at cost.

Fair Value of Financial Instruments

	At Dec. 31, 2011		At Dec. 31, 2010		At January 1, 2010
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value	amount	fair value
Financial assets
Cash and cash equivalents(1)	$794.1	$794.1	$413.9	$413.9	$122.6	$122.6
Short-term investments(1)	16.7	16.7	133.8	133.8	377.5	377.5
Receivables(1)	79.1	79.1	47.4	47.4	26.8	26.8
Investments(2)	44.1	44.1	151.9	151.9	78.0	78.0
	$934.0	$934.0	$747.0	$747.0	$604.9	$604.9
Financial liabilities
Accounts payable and accrued liabilities(1)	$35.9	$35.9	$18.4	$18.4	$7.2	$7.2
Income taxes payable(1)	7.4	7.4	8.0	8.0	2.3	2.3
	$43.3	$43.3	$26.4	$26.4	$9.5	$9.5

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $30.3 million (Dec 31, 2010 - $31.0 million; Jan 1, 2010 - $29.5) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

The valuation techniques that are used to measure fair value are as follows:

a)              Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of Canadian and US treasury bills, Canadian provincial and federal government bonds, and highly-liquid corporate bonds.

Short-term investments

The fair value of government and corporate bonds and treasury bills is determined based on quoted market prices in active markets and is classified within Level 1 of the fair value hierarchy.

b)              Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy.

Note 10 - Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. Our principal financial liabilities comprise accounts payable and accrued liabilities. Our principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. Our executive management oversees the management of financial risks. Our executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)              Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of our future revenue is un-hedged in order to provide our shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, US and Australian dollars with the reporting currency of the Company being the US dollar. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Company has exposure to the Canadian dollar through its equity offering proceeds, oil & gas activities and corporate administration. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into US dollars.

The Company invests its cash and cash equivalents and short-term investments in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 33% to 64% and 3% in other currencies as at December 31, 2011. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2011, the US dollar strengthened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment loss of $5.6 million in other comprehensive income (loss) (2010 - $64.1 million gain).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash balances continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $4.0 million per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $6.0 million per year (assuming the Company’s cash balances continue to be invested in the same investments as currently exist).

As at December 31, 2011, the Company had no outstanding debt under its revolving credit facility (See Note 11 - RevolvingTerm Credit Facility).

b)              Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard & Poors.

As at December 31, 2011, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its balance sheet, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2011, the Company held $810.8 million in either cash, cash equivalents and/or highly-liquid investments (December 31, 2010 - $547.7 million; January 1, 2010 - $500.1 million). All of the Company’s financial liabilities are due within one year.

c)              Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company’s asset portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by resource operators. Maintaining and managing a diversified, high-margin asset portfolio with low overheads provides the free cash flow required to fuel organic growth. The Company defines capital as its cash and cash equivalents and short-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2011 compared to the prior year. The Company is not subject to material externally imposed material capital requirements.

As at December 31, 2011, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $810.8 million (December 31, 2010 - $547.7 million; January 1, 2010 - $500.1 million), available-for-sale long-term investments totaling $74.4 million (December 31, 2010 - $182.9 million; January 1, 2010 - $107.5 million), of which $44.1 million (December 31, 2010 - $151.9 million; January 1, 2010 - $78.0 million) are held in liquid securities, together with an unused $175.0 million revolving term credit facility, all of which are available for growing the asset portfolio and paying dividends.

Note 11 - Revolving Term Credit Facility

On June 29, 2011, the Company replaced its amended and restated credit agreement with an unsecured revolving term credit facility (the “Credit Facility”) which provides for the availability over a three-year period for up to $175.0 million, or the Canadian dollar equivalent, in borrowings. The Company has the option of requesting, during a period of time surrounding each anniversary date, an additional one-year extension of the maturity of the Credit Facility.

Advances under the Credit Facility can be drawn as follows:

US dollars

•                  Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 0.50% and 1.50% per annum depending upon the Company’s leverage ratio; or

•                  LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.50% and 2.50% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•                  Prime rate advances with interest payable monthly at the BMO prime rate, plus between 0.50% and 1.50% per annum, depending on the Company’s leverage ratio; or

•                  Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.50% and 2.50%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.30% to 0.50% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility.

As at December 31, 2011, there were no amounts outstanding under the Credit Facility and the prime and base rates in effect were 3.50% and 4.25%, respectively.

For the period ended December 31, 2011, the Company recognized debt issuance cost amortization expense of $0.4 million (2010 - $1.3 million), $1.0 million (2010 - $1.0 million) of standby and administrative fees and expensed $0.9 million (2010 - $nil) related to debt issuance costs of the old facility.

Note 12 - Revenue

Revenue is comprised of the following:

	2011	2010
Mineral royalties	$160.1	$125.1
Mineral streams	216.1	66.1
Oil & gas interests	34.9	35.8
Dividends	0.1	0.2
Total	$411.2	$227.2

Included in receivables is $18.4 million (December 31, 2010 - Nil; January 1, 2010 - $Nil) subject to provisional price adjustments which are marked-to-market at each reporting period with the change being recorded in revenue in the period. The embedded derivatives relate to gold and platinum group metal sales which settle at a future date.

Note 13 - Cost of Sales

Cost of sales comprise:

	2011	2010
Cost of stream sales	$53.4	$21.5
Production taxes	8.1	6.5
Oil & gas operating costs	1.8	1.5
Total	$63.3	$29.5

Note 14 - Related Party Disclosures

Key management personnel include the executive management team. Compensation for key management personnel of the Company was as follows:

	2011	2010
Salaries and short-term benefits (1)	$3.6	$2.8
Share-based payments (2)	1.5	5.4
Total	$5.1	$8.2

(1) Includes annual salary as at December 31, benefits and annual short-term incentives/other bonuses earned in the year.

(2) Represents the vesting of stock options and RSUs earned during the year.

Note 15 - IncomeTaxes

Tax on Profit	2011	2010
Current income tax expense	$	$
Charge for the year	51.9	30.6
Adjustment in respect of prior years	(0.9)	(2.0)
Current tax	51.0	28.6
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	(9.3)	8.7
Impact of changes in tax rate	0.5	(0.3)
Change in unrecognized deductible temporary differences	1.1	0.1
Adjustments in respect of prior years	1.2	2.8
Other	1.4	(0.4)
Deferred tax	(5.1)	10.9
Total	$45.9	$39.5

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of income (loss) and comprehensive income (loss) for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010
Net income before income taxes	$39.1	$102.2
Statutory tax rate	26.03%	28.34%

Tax expense at statutory rate	10.2	28.9
Reconciling items:
Change/reversal of unrecognized deductible temporary differences	1.1	0.1
Income/expenses not taxed/deductible	0.6	4.7
Differences in foreign statutory tax rates	1.7	4.0
Impact of difference in foreign statutory tax rate on mineral impairment	19.8	—
Differences due to changing future tax rates	1.5	(1.4)
Foreign withholding tax	7.6	1.6
Temporary differences subject to initial recognition exemption	1.7	2.8
Gain on Gold Wheaton shares	(1.4)	—
Unrealized foreign exchange on translation of mineral properties in foreign jurisdiction	3.3	(1.4)
Indexation of mineral properties in foreign jurisdiction	(1.0)	(1.6)
Other	0.8	1.8
Net income tax expense	$45.9	$39.5

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18% to 16.5%, and the British Columbia provincial tax rate decreased from 10.5% to 10%. Effective July 1, 2011, the Ontario provincial tax rate decreased from 12% to 11.5%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.34% to 26.03%.

Income tax expense (recoveries) recognized in other comprehensive income is as follows:

	2011			2010
	Before	Tax	After	Before	Tax	After
	Tax Loss	Expense	Tax Loss	Tax Loss	Expense	Tax Loss
	(Gain)	(Recovery)	(Gain)	(Gain)	(Recovery)	(Gain)
Other comprehensive loss from equity investee	0.9	—	0.9	—	—	—
Change in market value of available-for-sale investments	8.2	(1.4)	6.8	3.0	—	3.0
Cumulative translation adjustment	5.6	—	5.6	(64.1)	—	(64.1)
Other comprehensive income (loss)	14.7	(1.4)	13.3	(61.1)	—	(61.1)
Current tax	—	—	—	—	—	—
Deferred tax	—	(1.4)	—	—	—	—

The significant components of deferred income tax assets and liabilities are as follows:

	At Dec 31,	At Dec 31,	At January 1,
	2011	2010	2010
Deferred income tax assets
Deductible temporary differences relating to:
Share issue and debt issue costs	$—	$9.6	$12.5
Royalty, stream and working interests	11.0	5.0	8.4
Non-capital loss carry-forwards	—	—	1.0
Investments	—	(1.8)	(2.1)
Other	(0.4)	1.0	3.0
	$10.6	$13.8	$22.8
Deferred income tax liabilities
Taxable temporary differences relating to:
Share issue and debt issue costs	$(9.3)	$—	$—
Royalty, stream and working interests	42.6	—	—
Non-capital loss carry-forwards	(9.8)
Investments	(0.3)	—	—
Other	0.3	—	—
	23.5	—	—
Deferred income tax assets (liabilities), net	$(12.9)	$13.8	$22.8

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2011	2010
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.1	$7.7
Deferred income tax asset to be recovered after more than 12 months	10.5	6.1
	10.6	13.8
Deferred income tax liabilities:
Deferred income tax liability to be recovered within 12 months	(5.9)	—
Deferred income tax liability to be recovered after more than 12 months	29.4	—
	23.5	—
Deferred income tax assets (liabilities), net	$(12.9)	$13.8

Movement in net deferred taxes:

	2011	2010
Balance, beginning of year	$13.8	$22.8
Recognized in profit/loss	5.1	(10.9)
Recognized in other comprehensive income (loss)	1.4	—
Recognized in equity	4.1	1.2
Acquired in business combination	(37.3)	—
Foreign exchange difference	0.2	0.7
Other	(0.2)	—
	$(12.9)	$13.8

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada	Non-Capital Losses	$39.2	2026-2031
United States	Non-Capital Losses	0.1	2031
Barbados	Non-Capital Losses	0.9	2017-2020
		$40.2

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2011 is $Nil (2010 - $62.4 million). No deferred tax asset is recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2011 is $1.1 million (2010 - $0.2 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Note 16 - Shareholders’ Equity

a)     Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 138,363,692 common shares) having no par value and preferred shares issuable in series (issued nil).

On December 1, 2011, the Company issued 1,383,850 common shares to shareholders of Lumina pursuant to the plan of arrangement as described in Note 4(a) - Acquisitions above.

On November 30, 2011, the Company completed a bought deal with a syndicate of underwriters for 9,200,000 common shares at C$42.50 per common share which included an overallotment of 1,200,000 common shares. The net proceeds to the Company were $367.4 million after deducting underwriters’ commission and offering expenses of $16.0 million.

On August 31, 2011, the Company issued 550,000 common shares pursuant to the acquisition of the Phoenix Gold Royalty as described in Note 4(b) - Acquisitions above.

On July 12, 2011, the Company issued 267,000 common shares pursuant to the acquisition of the Canadian Malartic royalty as described in Note 4(c) - Acquisitions above.

On March 14, 2011, the Company issued 11,654,127 common shares pursuant to the acquisition of Gold Wheaton as described in Note 4(e) - Acquisitions above.

On September 22, 2010, the Company issued 316,436 common shares upon the exercise of 316,436 special warrants which were granted as part of the acquisition of the Palmarejo stream.

On January 21, 2010, the Company issued 1,733,993 commons shares under a plan of arrangement with Moydow Mines International Inc. to acquire the Subika royalty.

b)     Dividends

During the years ended December 31, 2011 and 2010, the Company declared dividends in the amount of $57.2 million, or $0.44 per share, and $42.0 million, or $0.37 per share, respectively. The Company paid dividends in the amount of $49.2 million, or $0.32 per share, and $33.3 million, or $0.29 per share, in the years ended December 31, 2011 and 2010, respectively. At December 31, 2011, included in accounts payable is an amount of $16.6 million related to declared dividends (2010 - $8.6 million).

c)     Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares.  Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2011, the Company issued to employees 40,000 stock options (2010 - 455,000) at exercise prices ranging between C$42.48 and C$42.67 (2010 - C$31.39 and C$33.20). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The fair value of stock options granted during 2011 has been determined to be $0.3 million (2010 - $5.8 million). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2011	2010
Risk-free interest rate	0.93%	2.53%
Expected dividend yield	1.11%	0.95%
Expected price volatility of the Company’s common shares	29.66%	54.52%
Expected life of the option	2.0 years	4.0 years
Forfeiture rate	0%	0%

and resulted in a weighted average fair value of C$6.82 per stock option (2010 - C$13.12 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

During the year ended December 31, 2011, an expense of $3.1 million (2010 - $3.7 million) related to vested stock options has been included in the consolidated statement of income (loss) and other comprehensive income (loss). As at December 31, 2011, there is $1.8 million (2010 - $3.5 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.3 years (2010 - 1.4 years).

Options to purchase common shares of the Company have been granted in accordance with the Plan and pursuant to other agreements (in the case of Moydow and Gold Wheaton stock options) are as follows:

	At December 31, 2011			At December 31, 2010
		Weighted			Weighted
		average			average
	Number	exercise price		Number	exercise price
Stock options outstanding, beginning of year	2,768,462	C$	18.59	2,666,501	C$	16.00
Moydow stock options	—	—		94,470	C$	8.64
Gold Wheaton stock options	730,698	C$	24.48	—	—
Granted	40,000	C$	42.60	455,000	C$	31.48
Exercised	(736,760)	C$	17.51	(354,176)	C$	13.81
Forfeited	—	—		(93,333)	C$	15.61
Stock options outstanding, end of the year	2,802,400	C$	20.75	2,768,462	C$	18.59
Exercisable stock options, end of the year	2,407,400	C$	18.87	2,125,128	C$	15.59

Options to purchase common shares outstanding at December 31, 2011, carry exercise prices and weighted average lives to maturity as follows:

				Weighted
		Options	Options	average
Exercise price		outstanding	exercisable	life (years)
C$	15.20	1,742,700	1,742,700	5.98
C$	15.41	35,000	35,000	6.90
C$	16.07	59,517	59,517	2.37
C$	17.48	45,517	45,517	3.12
C$	18.91	75,000	75,000	6.64
C$	20.55	25,000	25,000	6.41
C$	27.62	50,000	16,667	7.42
C$	29.11	40,000	26,667	7.40
C$	29.84	5,000	—	7.42
C$	31.39	350,000	116,667	8.40
C$	31.45	85,000	28,333	8.72
C$	33.12	5,000	1,666	8.90
C$	33.20	15,000	5,000	8.99
C$	37.92	221,108	221,108	1.45
C$	38.56	8,558	8,558	1.79
C$	42.48	15,000	—	9.94
C$	42.67	25,000	—	9.93
		2,802,400	2,407,400	6.04

d)     Share Purchase Warrants

Outstanding share purchase warrants, at December 31, 2011 and 2010, are as follows:

	December 31,	December 31,
	2011	2010
Warrants outstanding, beginning of year	11,499,999	11,499,999
Issued (See Note 4 (a))	760,769	316,436
Exercised	(33,250)	(316,436)
Warrants outstanding, end of the year	12,227,518	11,499,999

Warrants have the following exercise prices and expiry dates: 5,716,749 have an exercise price of C$32.00 per warrant and expire on March 13, 2012 (“2012 Warrants”); and 6,510,769 warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017 (“2017 Warrants”). 760,769 2017 Warrants were granted during the year ended December 31, 2011 pursuant to the acquisition of Lumina as described in Note 4 (a) - Acquisitions above.

e)     Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to June 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2011, 4,609 DSUs were credited to directors under the DSU Plan (2010 - 4,583 DSUs) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2011, was $0.7 million (2010 - $0.5 million). The mark-to-market adjustment recorded for the year ended December 31, 2011, in respect of the DSU Plan, was $0.1 million (2010 - $0.1 million).

f)     Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value. Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2011, 22,393 performance-based RSUs (2010 - 29,102) and 20,980 time-based RSUs (2010 -31,794) were awarded to officers of the Company. The fair value of the RSUs granted during 2011 has been determined to be $1.8 million (2010 - $1.9 million). The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 1.05% ( 2010 - 1.91%), volatility of 33.97% (2010 - 52.98%), dividend yield of 0.0% (0.9%) and 3 year expected life (2010 - 3.0 years). Included in the Company’s stock-based compensation expense is an amount of $1.4 million (2010 - $1.2 million) relating to these RSUs.

g)    Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2011 and 2010, respectively, were exercised:

	December 31,	December 31,	January 1,
	2011	2010	2010
Common shares outstanding	138,363,692	114,528,108	112,123,500
Stock options	2,802,400	2,768,462	2,666,501
Warrants	12,227,518	11,499,999	11,499,999
Gold Wheaton Warrants	6,126,750	—	—
Special Warrant	2,000,000	2,000,000	316,436
Restricted Share Units	134,314	101,539	47,215
	161,654,674	130,898,108	126,653,651

With the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share. As at December 31, 2011, 334,700 common shares remain reserved for issuance. In addition, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00, 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00. Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

			Number of Gold	Equivalent Franco-Nevada
Expiry Dates	Exercise Price		Wheaton Warrants	Common Shares
July 8, 2013	C$	10.00	25,999,998	4,045,600
May 25, 2014	C$	5.00	7,125,000	1,108,650
November 26, 2014	C$	5.00	6,250,000	972,500
Total			39,374,998	6,126,750

Note 17 - Earnings per Share (“EPS”)

	2011
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic and Diluted EPS	$(6.8)	125.4	$(0.05)

The effect of stock options and warrants is not included in computing the diluted per share amounts for the year ended December 31, 2011 since, in the context of reported loss for the year, such effect would be anti-dilutive.

	2010
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$62.7	114.0	$0.55
Effect of dilutive securities
Stock options	—	1.1	—
Diluted EPS	$62.7	115.1	$0.55

Excluded from the computation of 2010 diluted EPS were 455,000 stock options, 11,499,999 warrants and 84,458 RSUs due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2010 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2010.

Note 18 - Commitments

Ore purchase commitments

As part of the acquisition of Gold Wheaton, the Company assumed certain ore purchase commitments which are described in Note 7(a). In addition, the Company is committed to purchased 50% of the gold produced from the Palmarejo project as described in Note 7(a).

Credit facility

On June 29, 2011, the Company terminated its credit facility and replaced it with a new credit facility expiring June 2014. The new credit facility incurs a standby fee of 0.30% to 0.50% on the unutilized portion of a $175.0 million revolving credit facility, which is paid quarterly. For the year ended December 31, 2011, the Company recorded $1.0 million (2010 - $1.0 million) in standby fees and $0.4 million (2010 - $1.3 million) in deferred issue costs which were related to the credit facility. In addition, the Company expensed $0.9 million associated with the terminated credit facility during the year ended December 31, 2011.

Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company is committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 12, 2012 although this option continues unless it is terminated by Franco-Nevada. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Note 19 - Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty and stream acquisitions and management activities directly relating to royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2011, one mineral interest totaling $101.9 million (2010 - two mineral interests totaling $99.3 million), comprised 24.8% (2010 - 43.7%) of revenue. Geographic revenues are separated by the jurisdiction of the entity receiving the revenue.

Revenue is earned from the following jurisdictions:	2011	2010
United States	$111.5	$101.3
South Africa	64.9	—
Mexico	107.8	69.9
Canada	107.9	43.2
Australia	13.8	8.2
Other	5.3	4.6
Revenue	$411.2	$227.2

Geographic revenue is segmented by the location of the mining operations giving rise to the royalty, stream or working interest.

Royalty, stream and working interests, net:	2011	2010
United States	$544.2	$583.5
South Africa	675.4	—
Mexico	72.4	86.9
Canada	466.2	440.1
Australia	42.1	43.7
Other	111.8	48.6
Royalty, stream and working interests, net	$1,912.1	$1,202.8

Investments of $74.4 million (2010 - $182.9 million) are held in Canada.

Note 20 -Transition to IFRS

As stated in Note 2, the Company has adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2.

a)    Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)    Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)   Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment resulted in a decrease of $50.2 million in the carrying value of mineral royalty interests.

(iii)  Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

(iv)  Deemed cost in oil & gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil & gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

b)    Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

				Retained
		Capital	Contributed	earnings /
	Ref	Stock	surplus	(deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848.9	$52.0	$38.1	$(8.8)	$1,930.2
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—

IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4.3)	(0.7)	(5.0)
Change in method of accounting for stream assets	(d)(i)	—	—	(56.2)	—	(56.2)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14.3)	14.3	—
Change in functional currrency	(d)(iii)	—	—	(6.1)	—	(6.1)
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(1.2)	—	(1.2)
Share-based payments	(d)(vi)	—	3.1	(3.1)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	0.8	—	19.1	—	19.9
As reported under IFRS		$1,849.7	$55.1	$(92.2)	$18.8	$1,831.4

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

				Retained
		Capital	Contributed	earnings /
	Ref	Stock	surplus	(deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911.2	$56.6	$70.5	$63.8	$2,102.1
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—

IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4.5)	(0.7)	(5.2)
Change in method of accounting for stream assets	(d)(i)	—	—	(83.9)	—	(83.9)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7.9)	7.9	—
Change in functional currency	(d)(iii)	—	—	4.1	(4.1)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	3.1	(0.1)	3.0
Share-based payments	(d)(vi)	—	2.4	(2.4)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2.0	—	13.7	(0.9)	14.8
As reported under IFRS		$1,913.2	$59.0	$(71.5)	$79.9	$1,980.6

c)    Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the year ended December 31, 2010:

		Year ended
		December 31,
Net income	Ref	2010
As reported under Canadian GAAP		$74.2
Change in method of accounting for stream assets	(d)(i)	(27.7)
Depletion and depreciation	(d)(v)	4.0
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	7.5
Change in functional currency	(d)(iii)	9.6
Share-based payments	(d)(vi)	0.7
Tax impact of IFRS changes	(d)(vii)	(5.6)
As reported under IFRS		$62.7
Other comprehensive income
As reported under Canadian GAAP		$72.6
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	(6.3)
Currency translation adjustment	(d)(iii)	(5.2)
As reported under IFRS		$61.1

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

d)    References

(i)    The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets by $56.2 million at January 1, 2010 and $83.9 at December 31, 2010 to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)   Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income (loss). Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (loss) (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14.3 million was reallocated to retained earnings. For the year ended December 31, 2010, an amount of $7.5 million was included in net income.

(iii)  Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation S.A. de C.V. (“FNM”) to be the Mexican Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of cumulative translation losses of $0.8 million from AOCI to retained earnings within equity as at January 1, 2010 and a $9.6 million gain being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the year ended December 31, 2010.

(iv)  Based on the initial tax recognition exemption under IAS 12, the Company’ royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)   Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi)  The Company previously recognized forfeitures of share options and restricted share units as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and restricted share units using the straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and restricted share units. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense restricted share units when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on restricted share units based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3.1 million between contributed surplus and retained earnings with respect to these share-based payment adjustments. Share-based payments expense has increased by $0.7 million for the year ended December 31, 2010 under IFRS as compared to Canadian GAAP.

(vii)    As a result of the above changes the deferred tax liability has been adjusted.

Note 21 - Subsequent Events

a)    Timmins West Royalty

On March 8, 2012, the Company acquired a 2.25% NSR from Lake Shore Gold Corp. (“Lake Shore”) on theTimmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

b)    Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest, increasing its total working interest in the Weyburn Unit to approximately 2.26% for C$55.0 million.

c)    Warrants

After year-end, 5,563,223 warrants were exercised for proceeds of $179.6 million and 169,337 2012 Warrants expired unexercised.

DIRECTORS

Directors, standing from left:

Hon. David R. Peterson, Randall Oliphant, Graham Farquharson, Louis Gignac and Derek Evans.

Seated: Pierre Lassonde and David Harquail

Pierre Lassonde, Chairman

was President of Newmont Mining Corporation from 2002 to 2006 and prior to that from 1982 to 2002 was a co-founder and co-CEO of the original Franco-Nevada. He is past Chairman and a current director of the World Gold Council, author of The Gold Book and has served on many mining boards and industry committees and is recognized for his philanthropy. Mr. Lassonde holds a degree in electrical engineering from Ecole Polytechnique and an MBA from the University of Utah.

David Harquail, President & CEO

led the successful initial public offering and listing of Franco-Nevada onto the Toronto Stock Exchange in late 2007. He previously held senior executive roles at Newmont Mining Corporation and prior to that was a senior executive of the original Franco-Nevada group of companies from 1987. Mr. Harquail has served on many senior mining boards, industry associations and not-for-profit committees. He holds a degree in geological engineering from the University of Toronto and an MBA from McGill University and is a registered Professional Engineer in Ontario.

Derek Evans

is President and CEO of Pengrowth Energy Corporation and was the President and CEO of Focus EnergyTrust from the trust’s inception in 2002 until its sale in early 2008. He has over 25 years of experience in the oil and gas business in Western Canada, spending the majority of his career helping to build Renaissance Energy Limited in a variety of management and senior management roles. Mr. Evans has a degree in mining engineering from Queen’s University, is a registered Professional Engineer in Alberta, and is a member of the Institute of Corporate Directors.

Graham Farquharson

has been the President of Strathcona Mineral Services Limited since 1974. He has served on senior mining boards and industry committees and continues to serve several philanthropic organizations. Mr. Farquharson holds a degree in mining engineering from the University of Alberta, an MBA from Queen’s University and is a registered Professional Engineer in Ontario.

Louis Gignac

is President of G Mining Services Inc., a private consultancy, and previously served as President and CEO of Cambior Inc. from its creation in 1986 until its acquisition in 2006. He previously held management positions with Falconbridge and Exxon Minerals and also served as a professor of mining engineering at Laval University. Mr. Gignac serves on several senior Canadian corporate boards, holds a Doctorate of Engineering from the University of Missouri-Rolla, a Masters in mineral engineering from the University of Minnesota and a degree in mining engineering from Laval University.

Randall Oliphant

is the Executive Chairman of New Gold Inc. and Silver Bear Resources Inc. He served as Barrick Gold Corporation’s President and CEO from 1999 to 2003 having held various positions with Barrick from 1987. He is on corporate and advisory boards for profit and not-for-profit organizations. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Hon. David R. Peterson

is Chairman of Cassels Brock & Blackwell LLP, a law firm. He served as the 20th Premier of the Province of Ontario from 1985 to 1990, was the founding chairman of the Toronto Raptors of the NBA and was Chair of Toronto’s successful Pan American Games Bid Committee. Mr. Peterson is on several senior corporate and not-for-profit boards and is the Chancellor of the University of Toronto. Mr. Peterson holds a Bachelor’s degree and LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

CORPORATE INFORMATION

Directors

Pierre Lassonde, Chairman

David Harquail, President & CEO

Derek Evans

Graham Farquharson

Louis Gignac

Randall Oliphant

Hon. David R. Peterson

Executive Management

David Harquail

President & CEO

Sandip Rana

Chief Financial Officer

Paul Brink

Senior Vice President, Business Development

Jacqueline Jones

Chief Legal Officer & Corporate Secretary

Geoff Waterman

Chief Operating Officer

Head Office

ExchangeTower

130 King Street West

Suite 740, P.O. Box 467

Toronto, Canada M5X 1E4

Tel: (416) 306-6300

Fax:(416) 306-6330

U.S. Office

1745 Shea Center Drive, Suite 400

Highlands Ranch, Colorado

USA 80129

Tel: (720) 344-4986

Australia Office

44 Kings Park Road, Suite 41

West Perth, WA 6005

Tel: 61-8-6263-4425

Listings

Toronto Stock Exchange

Common shares: FNV

2013 Warrants: FNV.WT.B

1 warrant + C$10.00 = 0.1556 common share

Expiry: July 8, 2013

2017 Warrants: FNV.WT.A

1 warrant + C$75.00 = 1 common share

Expiry: June 16, 2017

NewYork Stock Exchange

Common shares: FNV

Share Capital

As at March 21, 2012

Common shares outstanding	143,926,915
Reserved for:
2013 Warrants:	4,045,600
2014 Warrants:	2,065,337
2017 Warrants:	8,510,769
Options & other:	2,936,714
Fully diluted:	161,485,335

Investor Information

Stefan Axell, Manager, Investor Relations

info@franco-nevada.com

www.franco-nevada.com

Tel:	(416) 306-6328
Toll Free:	(877) 401-3833

Transfer Agent

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, Canada M5J 2Y1

Toll Free: (800) 564-6253

Tel:            (514) 982-7555

service@computershare.com

Auditors

PricewaterhouseCoopers LLP

Toronto, Canada

Franco-Nevada has a 2% royalty on over 20 million ounces of mineral resources at the Tasiast gold project in Mauritania. Kinross Gold completed a first phase expansion in 2011 and is now preparing for a significantly larger expansion.

www.franco-nevada.com